        August 29, 2008

Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
Washington, DC 20549
Attn:  Pamela Long, Assistant Director

Re:	Caprius, Inc. Registration Statement (No. 333-148792)

Ladies and Gentlemen:

Our detailed responses to the comments in your Comment Letters of July 8, 2008 and July 14, 2008 are set forth below.  The paragraphs of this letter are keyed to the numbered paragraphs in the Comment Letters to facilitate your review.  Attached is a copy of the Comment Letters to use in referencing the comments.  In addition, we have attached relevant marked pages of Amendment No. 3 to the above captioned Registration Statement ( the “Amendment”) showing the changes from the previously submitted Form S-1 Pre-Effective Amendment No. 2.

General

1.           The items responded to in this letter apply to and the changes to the above-captioned registration statement have been made to Amendment No. 4 to the other pending registration statement (No. 333-141647), relevant marked pages of which are being attached contemporaneously with the Amendment.

2.           We had endeavored to respond fully to comments 3, 4 and 5 in the staff’s May 12, 2008 comment letter by adding to the prior amendments a new tabular presentation and supplementing an existing tabular presentation in the “Selling Stockholders” section, and by explaining these responses in our June 30 response letter.  Our objective with the three presentations was to provide the requested information to an interested investor in a format that would give him a clear and quick picture of the prior placements, the respective participations therein by each of the significant selling stockholders and how each placement generally affected the then stockholders.  In addition, the aggregate beneficial ownership of our common stock by those holders is presented in the beginning of the “Selling Stockholders” section and presented again and in more detail a few pages earlier in the “Security Ownership” section.

Pamela Long
Securities & Exchange Commission
August 29, 2008

In responding to the current comment, we are supplementing the tabular presentation on page 40 by adding subcategory (iv).  This new subcategory shows the percentage of outstanding shares of common stock held by each significant selling stockholder after each placement, assuming for each holder’s percentage, conversion just by such holder of the preferred shares it had purchased in that placement, and also shows the percentage of outstanding shares after each placement assuming the conversion of all the preferred shares purchased in that placement.  This additional information should enable an investor to undertake an easier analysis of the magnitude of each of the placements by holder and by total placement in relation to the outstanding shares of common stock at the time of the relevant placement.

We believe the additional category in the tabular presentation, together with the other presentations; provide an investor with a clear understanding of the material items sought in the comment letter regarding the affect of the four placements on stockholders, and without confusing the investor with duplicative or otherwise easily ascertainable information.

Liquidity and Capital Resources, page 14

3.           This comment has been complied with.

4.           This comment has been complied with.

(Note B) Summary of Significant Accounting Policies, page F-7

[21] Goodwill, page F-12

5.           The document should have read the carrying value of the reporting unit of $1,874,480 (excluding goodwill), and not (including goodwill).  Including goodwill the carrying value of the unit is $2,611,490 with a fair market of $2,159,087, which yielded the $452,000 impairment charge.  The carrying value of the reporting unit was calculated by subtracting the goodwill prior to the impairment charge and the total liabilities from the total assets.  This carrying value was then compared to the market value to determine the recorded impairment charge.  In accordance with paragraph 23 of SFAS 142, since the company has only one reporting unit, and in the absence of an alternative, management believes that the most indicative method to value the reporting unit was to use the market price on the day of valuation.

6.           To our knowledge, between September 30, 2005 and September 29, 2006, there were no particular significant events to point to as having been the factors to have caused the significant decline in the market price of our common stock during that period.  You note our recurring losses as a possible factor.  While that was a factor, it probably had no special significance during that period as we have had recurring losses since the Company’s inception more than 25 years ago.  Since becoming

Pamela Long
Securities & Exchange Commission
August 29, 2008

a public company, the market price of our stock has fluctuated up and down, within a narrow low price range.   Another probable factor for market fluctuation is related to the small public float whereby the market price is more sensitive to fluctuations in investor interest than that experienced by larger public companies.  We believe that the “Risk Factor” section, and especially the “Market Risks” subsection, provide investors with the possible reasons that could impact the market price of our common stock.

(Note E) – Equity Financing, page F-13

7.           Please note that the entire additional beneficial conversion feature of the Series D Preferred Stock amounting to approximately $1.2 million, which would ultimately be recorded as a deemed dividend is fully attributable to the Series E Preferred Stock issuance.

8.           In order to further clarify our response to comment #18 and #19 from your letter dated May 12, 2008, we have prepared, in tabular format below, the net effect of the deemed dividends on the Series D and E Preferred Stock.  In essence, the Company recorded an excess deemed dividend for the Series E and an insufficient dividend for the Series D Preferred Stock.  Please see below.

	Year ended September 30, 2007, as reported	Year ended September 30, 2007, as revised	Difference

Deemed dividend Series D Preferred Stock	-	(1,236,805)	(1,236,805)

Deemed dividend Series E Preferred Stock	(2,346,938)	(1,709,402)	637,536

Total	(2,346,938)	(2,946,207)	(599,269)

Net loss	(3,249,673)	(3,249,673)	-

Net loss attributable to common stockholders	(5,596,611)	(6,195,880)	(599,269)

Weighted number of shares outstanding	3,716,252	3,716,252	3,716,252

Net loss per basic and diluted common shares	(1.51)	(1.67)	(0.16)

Pamela Long
Securities & Exchange Commission
August 29, 2008

9.           We have corrected the errors as discussed in comment number 8 and the July 14, 2008 comment letter, and have included the footnote disclosures as indicated in this comment  in our previously filed June 30, 2008 Form 10-QSB, such financials have also been included in the Amendment.  We have an accumulated deficit in our financial statements and to recognize deemed dividends from beneficial conversion features under the accumulated deficit would require sufficient retained earnings.  In the absence of sufficient retained earnings we have recognized the deemed dividends within additional paid-in capital as per the guidelines of paragraph 18 of Emerging Issues Task Force, Topic No. D-98, “Clarification and Measurement of Redeemable Securities.”

(Note H)-Commitments and Contingencies, page F-16

10.           We have indicated that we are unable to reasonably estimate the possible loss.  We also continue to believe that the claim has no merit, and that the outcome will not be unfavorable to us.

For the reasons set forth in this letter and the disclosures in both amendments, we are submitting an acceleration request for each of the amendments and asking that the SEC declare the registration statements effective as soon as possible after the time set forth in the acceleration requests.

We have endeavored to be fully responsive to all of the staff’s comments.  Should you desire to discuss any of our responses or the acceleration requests, please contact me at (201) 342-0900 or our attorney, Bruce Rich at (212) 603-6780.

Sincerely,

/s/ Jonathan Joels
Jonathan Joels,
Caprius, Inc.
Vice President and Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 7010

July 8, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re:	Caprius, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 30, 2008 File No. 333-148792

Dear Mr. Joels:

We have reviewed your filings and have the following comments.

General

1.	Please address the comments for the Form S-1 Amendment No. 2 (file number 333-148792) in your next amendment to your Form S-1 (file number 333-141647) to the extent that the comments are applicable.

2.	As requested in comment 5 in our letter dated May 12, 2008, please also include the following information in the tabular disclosure on page 41:

•	the number of shares of common stock that were outstanding prior to the transaction;
•
the number of shares of common stock that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders; and

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

Jonathan Joels
Caprius, Inc.
July 8, 2008

Liquidity and Capital Resources, page 14

3.
We note your revised disclosure in response to comment 10 in our letter dated May 12, 2008.  We further note that the 90 days and older accounts receivable are nearly half of total accounts receivable, net.  Please provide a detailed discussion as to how you determined the 90 days and older accounts receivable, net are collectible.  Also as previously requested, please provide a similar analysis of accounts receivable, net for September 30, 2007 and September 30, 2006, including an explanation for the portion of accounts receivable, net that has been outstanding for 90 days or longer.

4.
We note your revision in response to comment 11 in our letter dated May 12, 2008.  You disclose on page 15 that your inventory turnover rate was 2.00 in 2007, and 1.28 for the six months ended March 31, 2008.  Please revise to also disclose the inventory turnover rate for 2006.  Please also revise your disclosure to include an analysis of the inventory turnover rates, as previously requested.

(Note B) – Summary of Significant Accounting Policies, page F-7

[21] Goodwill, page F-12

5.
We note your revised disclosure in response to comment 16 in our letter dated May 12, 2008.  You disclose that management arrived at the impairment charge of $452,000 in fiscal 2006 based on a carrying value of your reporting unit of $1,874,480 (including goodwill) and a fair market value of the reporting unit of $2,159,087.  Paragraph 19 of SFAS 142 states, “[i]f the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.”  Please address each of the following:

•	Revise your disclosure to explain why an impairment is warranted when your stated fair market value exceeds the carrying value.
•
As you have only one reporting unit, please tell us the items you are excluding from the carrying value of the reporting unit.  In this regard, we note net assets as of September 30, 2006 is $2,159,491.

•
As noted from your response to comment 18, your common stock is thinly traded and thus not necessarily an “active” market.  As such, it is unclear how you determined that the closing price of your common stock as of the last date of your fiscal year is a reasonable measure of the fair value of your reporting unit.  Paragraph 23 of SFAS 142 states, “The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.  Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.”  Please explain to us your consideration of the guidance in SFAS 142 and your acknowledgement that your common stock is thinly traded.  Please revise your disclosure as appropriate.

Jonathan Joels
Caprius, Inc.
July 8, 2008

6.
Please revise your disclosure to provide a more detailed explanation as to why the market price of your common stock declined significantly from $2.40 on September 30, 2005 to $0.65 on September 29, 2006.  As you also had recurring losses as of September 30, 2005, it would appear that one or more other factors contributed to the significant decline in the market price of your common stock, which is a factor in your estimate of your reporting unit’s fair value.

(Note E) - Equity Financing, page F-13,

7.
We note your response to comment 18 in our letter dated May 12, 2008.  Specifically, you state, “...it has become apparent that the re-pricing of the Series D Preferred Stock would have caused an additional layer of beneficial conversion feature which would ultimately be recorded as an additional deemed dividend of approximately $1.2 million.”  Please tell us whether the $1.2 million relates only to the Series E preferred stock issuance.  If not, please tell us how much of the $1.2 million is attributable to the Series E preferred stock issuance and to the Series F preferred stock issuance.

8.
We note your statement that the beneficial conversion feature for the Series E preferred stock issuance during fiscal year 2007 was overstated by approximately $637,000 in your response to comment 19 in our letter dated May 12, 2008.  We further note from your revised disclosure that the beneficial conversion feature for the Series E preferred stock should have been $1,355,000 instead of the $2,346,938 beneficial conversion feature recognized in the fiscal year 2007 consolidated statements of operations.  The difference for these two amounts is approximately $992,000 and not $637,000.  As such, please tell us how you determined that the overstatement of the beneficial conversion feature is $637,000 and not $992,000.

9.
We are in the process of reviewing your responses to comments 18 and 19 in our letter dated May 12, 2008 regarding the materiality of the two identified errors for the recognition of beneficial conversion features for your Series D and Series E preferred stocks and your conclusion that an amendment to your September 30, 2007 Form 10-KSB and subsequent Forms 10-QSB is not necessary.  Once our review is complete, we will send you an additional comment letter.

(NOTE H) - Commitments and Contingencies, page F-16

10.
We note your revised disclosure in response to comment 24 in our letter dated May 12, 2008.  Specifically, you state, “...we have not recorded any accrual for this litigation as of September 30, 2007 and 2006, since we are unable to reasonably estimate the possible loss.”  However, paragraph 8 of SFAS 5 states that a loss contingency should be recognized if you determine it is probable, not possible, you have incurred a loss that can be reasonably estimated.  In our previous comment, requested that you also disclose the amount or range of reasonably possible loss in excess of accrual; otherwise, please disclose that you are unable to estimate the reasonably possible loss in excess of accrual

Jonathan Joels
Caprius, Inc.
July 8, 2008

along with an explanation as to why in accordance with paragraph 10 of SFAS 5.  Please revise your disclosure accordingly.

As appropriate, please amend your registration statement in response to these continents.  You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.  Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc:	Bruce A. Rich, Esq.
Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, NY 10022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 7010

July 14, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re:	Caprius, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 30, 2008 File No. 333-148792

Dear Mr. Joels:

The following comment serves to replace comment 9 in our letter dated July 8,2008. As such, please disregard that comment and respond to the following accordingly, along with the other comments issued in the July 8, 2008 letter:

We note your response to comments 18 and 19 in our letter dated May 12,2008, regarding the materiality of the two identified errors and your conclusion that an amendment to your September 30,2007 Form 10-KSB and subsequent Forms 10-QSB is not necessary.

We will not object to your conclusion that these two errors are not material to your financial statements. However, we believe that these errors need to be corrected prior to the effectiveness of your Forms S-1 . You may correct these errors either on a prospective basis in your June 30,2008, financial statements in the Form 10-QSB and in your Forms S-1 prior to effectiveness. Otherwise, please amend your March 3 1,2008 Form 10-QSB and Forms S-1 and restate the affected financial statements to correct the errors in ,the March 3 1,2008 quarter.  Regardless of whether you choose to correct the errors in your June 30,2008 or March 3 1,2008 financial statements, please include footnote disclosures that clearly explain each of the following:

•
The two accounting errors made, including the amounts of each error. Such disclosure should fully explain your original accounting, how you should have accounted for the instruments, and how you are correcting the error.

•	A statement that you are not restating the previously issued audited financial statements for the fiscal year ended September 30,2007, as you have concluded that the errors are immaterial, if correct.

Jonathan Joels
Caprius, Inc.
July 14, 2008

•
The potential future accounting impact on the Series F preferred stock if the repricing feature is triggered at a future date, including the maximum amount of additional beneficial conversion feature that could be recognized in the future.

As for the statements of stockholders' equity, please revise your presentation of the preferred stocks, warrants and beneficial conversion features to present:

•	The par value under the preferred stock amount column;
•	The remainder of the relative fair value of preferred stock under the Additional Paid-In Capital column;
•	The relative fair value of the warrants under the Additional Paid-In Capital column; and
•	The recognition of the deemed dividend from the beneficial conversion feature under the accumulated deficit column.

Should you choose to amend your March 3 1,2008 Form 10-QSB and Forms S-1 to restate your March 3 1,2008 financial statements, please also address the following items:

•
If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

•	Please tell us when you will file your amended Form 10-QSB. We remind you that when you file your amended Form 10-QSB with restated financial statements you should appropriately address the following:
o	An explanatory paragraph describing the reason for the restatement;
o	Full compliance with SFAS 154, paragraphs 25 and 26;
o	Fully update all affected portions of the document, including MD&A;
o	Updated Item 3A disclosures should include the following:
•	A discussion of the restatement and the facts and circumstances surrounding it;
•	How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
•	Changes to internal control over financial reporting; and
•	Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulations S-B and S-K.
o	Updated reports from management regarding your internal control over financial reporting. Refer to Item 308T of Regulation S-K.
o	Updated certifications.

Jonathan Joels
Caprius, Inc.
July 14, 2008

As appropriate, please amend your registration statement in response to these comments.  You may contact Jenn Do at (202) 55 1-3743 or Tracey Houser at (202) 55 1-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 55 1-371 3 or me at (202) 55 1-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc:           Bruce A. Rich, Esq.
Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, NY 10022

As filed with the Securities and Exchange Commission on September __, 2008
  Registration No. 333-148792

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
––––––––––––––––
FORM S-1
PRE-EFFECTIVE AMENDMENT – NO. 3
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
––––––––––––––––
CAPRIUS, INC.
(Exact name of registrant as specified in its charter)
––––––––––––––––
Delaware (State or other jurisdiction of incorporation or organization)	3845 (Primary Standard Industrial Classification Code Number)	22-2457487 (I.R.S. Employer Identification Number)
––––––––––––––––
One University Plaza, Suite 400 Hackensack, New Jersey 07601 (201) 342-0900 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
––––––––––––––––
Jonathan Joels
Treasurer and Chief Financial Officer
One University Plaza, Suite 400
Hackensack, New Jersey  07601
(201) 342-0900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

–––––––––––––––– Copies to: Bruce A. Rich, Esq. Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, New York 10022 (212) 603-2000
––––––––––––––––
Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The Company has simultaneously filed Pre-Effective Amendment No. 4 on Form S-1 to a Registration Statement initially filed on Form SB-2 (No. 333-141647) for 9,557,500 shares of its Common Stock underlying the Series E Convertible Preferred Stock and warrants issued in its March 2007 Series E Preferred Stock Placement.

In addition, the Company has registered 2,646,121 shares of its Common Stock underlying shares of its Series C Convertible Preferred Stock and warrants issued in its 2005 Series C Preferred Stock Placement under Post-Effective Amendment No. 3 to Form SB-2 (No. 333-124096) declared effective on November 13, 2007, and 3,176,281 shares of its Common Stock underlying shares of its Series D Convertible Preferred Stock and warrants issued in its 2006 Series D Preferred Stock Placement under Post-Effective Amendment No. 2 to Form SB-2 (No. 333-132489), declared effective on November 13, 2007.

SUBJECT TO COMPLETION SEPTEMBER __, 2008

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

11,366,760 shares of Common Stock

CAPRIUS, INC.

This prospectus relates to the sale or other disposition by the selling stockholders identified on pages 38 to 42 of this prospectus, or their transferees, of up to 11,366,760 shares of our common stock, which includes (i) 7,833,400 shares issuable upon conversion shares of our Series F Convertible Preferred Stock and (ii) 3,533,360 shares issuable upon exercise of warrants that were granted as part of the placement of the preferred stock.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We will receive no proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders.  However, we will receive proceeds in the amount of $2,846,688 assuming the cash exercise of all of the warrants held by the selling stockholders, subject to certain of the warrants being exercised under a “cashless exercise” right.

Our common stock is traded on the over-the-counter electronic bulletin board.  Our trading symbol is CAPI.  On August 25, 2008, the last bid price as reported was $0.26 per share.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.  The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transaction in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

An investment in shares of our common stock involves a high degree of risk.  We urge you to carefully consider the Risk Factors beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

September __, 2008

Use of Proceeds
We will receive no proceeds from the sale or other disposition of the shares of common stock covered hereby by the selling stockholders.  However, we will receive $2,846,688 if all of the warrants for underlying shares included in this prospectus are exercised for cash.  We will use these proceeds for general corporate purposes.

OTC Electronic Bulletin Board Symbol	“CAPI”

RISK FACTORS

See “RISK FACTORS” for a discussion of the above factors and certain additional factors that should be considered in evaluating an investment in the common stock.

SUMMARY FINANCIAL AND OPERATING INFORMATION

The following selected financial information is derived from the Consolidated Financial Statements appearing elsewhere in this prospectus and should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this prospectus.

	Years ended September 30,		Nine months ended
			June 30,
Summary of Operations			(Unaudited)

	2007	2006	2008	2007
Total revenues	$2,664,404	$1,235,469	$2,584,165	$1,823,777
Net loss	$(3,249,673)	$(3,396,041)	$(3,499,541)	$(2,036,896)
Net loss per common share (basic and diluted)	$(0.87)	$(1.02)	$(0.81)	$(0.55)
Weighted average common shares outstanding, basic and diluted	3,716,252	3,321,673	4,302,313	3,681,490

Statement of Financial Position	As of September 30,		As of June 30,
			(Unaudited)

	2007	2006	2008	2007
Cash and cash equivalents	$634,657	$1,068,954	$1,446,220	$1,373,919
Total assets	2,884,695	2,777,020	4,407,245	3,723,759
Working capital	1,153,116	1,653,302	2,287,471	2,275,761
Long-term debt	-	-	-	-
Stockholders’ equity	1,582,199	2,159,491	2,378,731	2,725,359

5

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock.  Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects.  If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected.  In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Business Risks

We Have a History of Losses

To date, we have been unable to generate revenue sufficient to be profitable.  We had a net loss of  approximately $3.2 million  or $(0.87) per share on revenues of $2.7 million, for the fiscal year ended September 30, 2007, compared to a net loss of approximately $3.4 million or $(1.02) per share on revenues of $1.2 million, for the fiscal year ended September 30, 2006, and a net loss of approximately $3.5 million or $(0.81) per share on revenues of $2,584,165 for the nine months ended June 30, 2008, compared to a net loss of approximately $2.0 million or $(0.55) per share on revenues of $1,823,777 million for the nine months ended June 30, 2007.  We can expect to incur losses for the immediate foreseeable future.  There can be no assurance that we will achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained.  Due to these losses, we have a continuing need for additional capital.

Risk of Need for Additional Financing

We raised gross proceeds of $4.7 million in a placement of Series F Preferred Stock in the first quarter of fiscal 2008, gross proceeds of $2.5 million in a placement of Series E Preferred Stock in the second quarter of fiscal 2007, gross proceeds of $3.0 million in a placement of Series D Convertible Preferred Stock in the second quarter of fiscal 2006, and gross proceeds of $4.5 million in a placement of Series C Preferred Stock in the second quarter of 2005.  The net cash proceeds from the Series F equity financing provided the funds necessary to satisfy specific outstanding obligations and accrued expenses outstanding at the time of the financing and increase our marketing effort both in the US and overseas markets. These funds also will enable us to build up our inventory to fulfill our current backlog of orders and future demand arising from our increased marketing efforts. With our growing market penetration in the U.S., we will need to expand our customer service and technical support capabilities to meet the needs of our clients. Similarly, in overseas markets, resources will continue to be required to obtain regulatory approvals in markets where we believe there exists great opportunities for our business. Our working capital is currently projected to meet the needs of our business plan for the 2008 fiscal year. In the past, we have experienced significant losses and negative cash flows from operations.  If these trends continue in the future, it could adversely affect our financial condition.  Further, we have incurred negative cash flows from operations of approximately $2.8 million, $2.9 million and $3.6 million for the years ended September 30, 2007 and 2006, and the nine months ended June 30, 2008, respectively.   These results have had a negative impact on our financial condition.  There can be no assurance that our business will become profitable in the future or that additional losses and negative cash flows from operations will not be incurred.  If these trends continue in the future, it could have a material adverse effect on our financial condition and possible reduction or discontinuance of our operations.

Our Lack of Marketplace Acceptance Makes Evaluation of our Business Difficult

The MCM business has yet to realize the acceptance in the market place that we had anticipated, so there is no meaningful historical financial or other information available upon which you can base your evaluation of this business and its prospects. We acquired the MCM business in December 2002 and have generated insubstantial revenues to date from it.

We are still in the process of attempting to attract and convince customers to switch from their current method of dealing with the disposal of their medical waste to a new technology and to adjust their current in-house system to adapt to our SteriMed Systems. In addition, some potential customers may have existing arrangements or commitments to their current waste hauler or processor.  As a consequence, the revenue and income potential of our business is unproven.  Further, we cannot estimate with any degree of certainty the expenses for operating the business.  If we are incorrect in our estimates, it could be detrimental to our business.

6

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale or other disposition of the shares of common stock covered hereby, or interests therein, by the selling stockholders.  We may receive proceeds of up to $2,846,688 if all the warrants held by the selling stockholders are exercised for cash.  Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes.  We cannot estimate how many, if any, warrants may be exercised as a result of this offering or that they will be exercised for cash.

We are obligated to bear the expenses of the registration of the shares.  We anticipate that these expenses will be approximately $40,000.

DIVIDEND POLICY

We have never declared dividends or paid cash dividends on our common stock.  The Series D Preferred Stock provides for a cumulative dividend of $0.67 per share commencing October 1, 2007, the Series E Preferred Stock provides for a cumulative dividend of $13.50 per share commencing October 1, 2007, and the Series F Preferred Stock provides for a cumulative dividend of $3.24 per share commencing December 6, 2007. The dividends are payable pari passu on the series of preferred stock.  At July 31, 2008, the accrued dividends aggregated $375,000.  We intend to retain and use any future earnings for the development and expansion of our business and payment of accrued dividends on the preferred stock, and do not anticipate paying any cash dividends on the common stock in the foreseeable future.

MARKET FOR OUR COMMON STOCK

Principal Market and Market Prices

Our common stock is traded on the over-the-counter market on the OTC Electronic Bulletin Board (OTCBB) under the symbol CAPI since July 28, 2008.  Prior thereto the symbol was CAPS.

The following table sets forth, for the calendar quarters indicated, the reported high and low bid quotations per share of the common stock as reported on the OTCBB.  These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Fiscal Period	Fiscal Year Ending 9/30/08		Fiscal Year Ended 9/30/07		Fiscal Year Ended 9/30/06
	High	Low	High	Low	High	Low
First Quarter	$1.01	$0.50	$0.65	$0.51	$2.45	$1.05
Second Quarter	0.85	0.36	1.08	0.45	2.35	1.30
Third Quarter	0.41	0.10	1.05	0.60	1.69	0.80
Fourth Quarter*	0.35	0.10	0.85	0.70	0.80	0.55
*Reflects prices through August 25, 2008

Approximate Number of Holders of Our Common Stock

On July 31, 2008, there were approximately 1,100 holders of record of the common stock.  Since a large number of shares of common stock are held in street or nominee name, it is believed that there are a substantial number of additional beneficial owners of our common stock.

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The net loss totaled $3,249,673 for Fiscal 2007 versus $3,396,041 for Fiscal 2006.

Nine Months Ended June 30, 2008 Compared to Nine Months Ended June 30, 2007

Revenues generated from MCM product sales totaled $2,584,165 for the nine months ended June 30, 2008 as compared to $1,699,812 for the nine months ended June 30, 2007.  This increase in sales is attributed to the Company’s expanded penetration into several markets that the Company has been developing for its products and the greater acceptance of our technology in the marketplace, both domestically and internationally. Through June 30, 2008, no revenue has been generated from the sale of extended warranty contracts.

By reason of the termination of the Seradyn royalty agreement during Fiscal 2007 we did not receive any consulting or royalty fees in the nine months ended June 30, 2008 as compared to $123,965 for the nine months ended June 30, 2007.

Cost of product sales amounted to $1,917,225 or 74.2% of total related revenues versus $1,163,011 or 68.4% of total related revenues for the nine month periods ended June 30, 2008 and 2007. We have not advanced to a level of sales for us to fully absorb the fixed costs related to our revenues. The increased percentage cost is due to increases in the cost of raw materials, the decline in the value of the US dollar, the sales product mix, increased production overhead and labor costs.

Research and development expense increased to $219,637 versus $207,142 for the nine month period ended June 30, 2008 as compared to the same period in 2007.  This slight increase is due to our effort to continue to explore various technologies and upgrades to bring value-added technology to our products and to try an offset the increased costs of raw materials and the decline in the value of the US dollar.

Selling, general and administrative expenses totaled $3,984,369 for the nine months ended June 30, 2008 versus $3,009,442 for the nine months ended June 30, 2007. This increase is principally due to increased personnel costs (hiring of additional employees and related benefit costs), an increase in recorded stock-based compensation, as well as the related increase in travel, marketing expenses and participation in trade shows in order to facilitate the development of additional sales markets both domestically and internationally.

Other income totaled $0 for the nine months ended June 30, 2008 as compared to $500,000 for the nine months ended June 30, 2007.  This resulted from the termination of the Company’s Royalty Agreement within this period in fiscal 2007.

Interest income, net totaled $37,525 for the nine months ended June 30, 2008 versus $18,922 for the nine months ended June 30, 2007.   The increase in interest income was due to the additional available cash that we had in interest bearing accounts, as a result of the closing of the Series F placement in December 2007, although interest rates have declined.

The net loss amounted to $3,499,541 and $2,036,896 for the nine month periods ended June 30, 2008 and 2007, respectively.

Liquidity and Capital Resources

At June 30, 2008, our cash and cash equivalents position approximated $1,446,220 versus $1,373,919 at June 30, 2007.  The slight increase is a result of the net proceeds from a December 2007 placement. Our working capital as of June 30, 2008 was $2,287,471. Net cash used in operations for the nine months ended June 30, 2008 amounted to $3,554,427.  The material activity within cash flows from operations is for inventory and accounts payable.  Net cash used in investing activities amounted to $45,111. Net cash provided by financing activities (the December 2007 placement) amounted to $4,411,101

At September 30, 2007, our cash and cash equivalents position approximated $635,000. Net cash used in operations for fiscal year 2007 amounted to $2,785,972.  Net cash used in investing activities amounted to $42,325.  Net cash flows provided by financing activities for Fiscal 2007 amounted to $2,394,000 which resulted from the March 2007 issuance of the Series E Convertible Preferred Stock.

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At September 30, 2006, our cash and cash equivalents position approximated $1,069,000. Net cash used in operations for fiscal year 2006 amounted to $2,850,047.  Net cash used in investing activities amounted to $45,507.  Net cash flows provided by financing activities for Fiscal 2006 amounted to $2,707,350, which resulted from the issuance of the Series D Convertible Preferred Stock.

 As of June 30, 2008, accounts receivable, net of allowance for doubtful accounts of approximately $76,000 totaled $877,779 and was 20% of total assets.  Of the $877,779 in accounts receivable, approximately $448,991 was less than 30 days, $23,110 was 60 days and $405,678 was 90 days and older.  The normal collection period is between 30 and 90 days, but as we develop new relationships or business in new countries, we sometimes permit customers or distributors, extended payment terms to attract new business.  At September 30, 2007, accounts receivable, net of $833,033 was 29% of total assets.  Of the $833,033 in accounts receivable, approximately $396,213 was less than 30 days, $87,525 was 60 days and $349,295 was 90 days and older.  At September 30, 2006, accounts receivable, net of $249,761 was 9% of total assets.  Of the $249,761 in accounts receivable, approximately $136,242 was less than 30 days. $19,305 was 60 days and $94,214 was 90 days and older.  We only provide extended payment terms to well established customers or distributors.  Presently those receivables that were 90 days at both September 30, 2007 and September 30, 2006 have been collected.   We have collected 26% of those receivables that were 90 days or older at June 30, 2008, and continue to work closely with those remaining accounts to clear any outstanding balances.  Due to our past history with collections, especially where we extend payment times for distributors in new territories that we are attempting to create markets for our product, we are reasonably confident that all of the remaining receivables are collectible.

Inventory turnover rates which are determined by computing the Annualized Cost of Goods sold divided by Average inventory are 2.02 for the nine months ended June 30, 2008, 1.46 for the nine months ended June 30, 2007, 2.00 for Fiscal 2007 and 0.99 for Fiscal 2006.  The increase in the inventory turnover rate is due to the significant increase in the number of units sold in the comparative periods.

On December 6, 2007, we closed on a $4.7 million Series F Convertible Preferred Stock equity financing before financing related fees and expenses of approximately $300,000.  As part of this financing transaction, we issued 78,334 shares of Series F Convertible Preferred Stock at $60 a share, and we issued warrants to purchase an aggregate of 3,133,360 shares of common stock at an exercise price of $0.80 per share for a period of five years.  The net proceeds are being used for general working capital purposes, primarily manufacturing and marketing.

On August 18, 2007, the outstanding shares of the Series B Preferred Stock were automatically converted into 57,989 shares of common stock

In June 2007, we received $500,000 from Seradyn as a lump sum payment upon the termination of the royalty agreement, plus an additional $29,500 representing royalties due for prior periods.

Financing during Fiscal 2007 included a financing on March 1, 2007, whereby we closed on a $2.5 million Series E Preferred Stock equity financing before financing related fees and expenses of approximately $106,000.  This placement consisted of 10,000 shares of Series E Convertible Preferred Stock at $250 a share., and we issued warrants to purchase an aggregate of 3,125,000 shares of common stock at an exercise price of $0.50 per share for a period of five years.  The net proceeds were used for general working capital purposes and the repayment of the January 30, 2007 10% Promissory Note as outlined below.

On January 30, 2007, we borrowed the principal amount of $100,000 through the issuance of a 10% promissory note, payable on April 30, 2007.  This “bridge” loan was used for general working capital, until additional funding was secured.  This note, plus interest, was repaid in March 2007 upon the placement of Series E Preferred Stock.

Financing during Fiscal 2006 included a financing on February 17, 2006, when we closed a $3.0 million Series D Preferred Stock equity financing transaction before financing fees and expenses of approximately $293,000. On this financing transaction, we issued 241,933 shares of Series D Convertible Preferred Stock, convertible into 2,419,330 shares of common stock, together with Series A Warrants to purchase an aggregate of 223,881 shares of common stock at an exercise price of $1.50 per share for a period of five years, and Series B Warrants to purchase an aggregate of 447,764 shares of common stock at an exercise price of $2.00 per share for a period of five years.

15

our common stock and other significant triggering events, could effect the value of the recorded goodwill.  However, based on the excess fair value over the carrying value at September 30, 2007, even if our stock price decreases by 10%, this would still not have any impact on the recorded amount of goodwill which was only $285,000 at September 30, 2007.

3.           Off-balance sheet arrangements

We have no off-balance sheet arrangements, financings or other relationships with unconsolidated entities known “Special Purpose Entities.”

4.           Foreign currency

Our functional currency is the U.S dollar pursuant an analysis of Financial Accounting Standard No. 52. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates, except for certain assets, which are measured at historical rates.  Foreign currency income and expense are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates.  Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in operations in the period in which they occur.  Exchange gains and losses included in the accompanying consolidated statements of operations were immaterial for the years ended September 30, 2007 and 2006.

A determination that our functional currency is the U.S. Dollar is based on the following facts:

1-	For product sales, payment is required in equivalent US prices on the date of payment.
2-
All cost of goods sold are denominated in US Dollar. All other expenses are generally local currency; however, payroll is administered to the extent possible on an equivalent US Dollar basis to allow for the moving of assets from one country to another.

3-	All financing is done by the parent company via sale of equity security in the US. There is no financing done in Israel.
4-	The foreign subsidiary is run as a country unit; however, our main management is done via US management.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard 155 - Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 155 did not  have a material effect on our consolidated results of operations and financial condition.

            In March 2006, the FASB issued Statement of Financial Accounting Standard 156 - Accounting for Servicing of Financial Assets (“SFAS 156”), which requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 156 did not have a material effect on our consolidated results of operations and financial condition.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This Interpretation shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.  The adoption of FIN 48 did not have a material effect on our consolidated results of operations and financial condition.

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In September 2006, the FASB issued Statement of Financial Accounting Standard 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We are is in the process of evaluating the impact of the adoption of SFAS No. 157 will have on the Company’s consolidated results of operations and financial condition and is currently not in a position to determine such effect.

 In September 2006, the staff of the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Adoption of SAB 108 is not expected to have a material impact on our consolidated results of operations and financial position.

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 “Accounting for Registration Payment Arrangements,” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” Adoption of EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. The adoption of EITF 00-19-2 did not have a material effect on our consolidated results of operations and financial condition.

On February 15, 2007, FASB issued SFAS No. 159, entitled “The Fair Value Option for Financial Assets and Financial Liabilities.”  The guidance in SFAS No. 159 “allows” reporting entities to “choose” to measure many financial instruments and certain other items at fair value.  The objective underlying the development of this literature is to improve financial reporting by providing reporting entities with the opportunity to reduce volatility in reported earnings that results from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133, as amended, entitled “Accounting for Derivative Instruments and Hedging Activities”.  The provisions of SFAS No. 159 are applicable to all reporting entities and is effective as of the beginning of the first fiscal year that begins subsequent to November 15, 2007. We do not believe this new accounting standard will have a material impact on our financial condition or results of operations.

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material impact on its condensed consolidated financial position, results of operations or cash flows.

Inflation and Foreign Currency Fluctuations

In the past, inflation has not had a material effect on our business.  However, due to the recent fall of the US Dollar against many of the world currencies and the continued increase in cost of some of the raw materials used in the production of our Sterimed Systems, we may not be able to sufficiently offset these effects by controlling costs and increasing our manufacturing efficiency through the increase of our product sales.  Consequently we may be forced to pass this cost on to our customers.  There is no assurance that we will be able to recover the cost increases caused by inflation through higher prices.

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Stock Options

In May 2002, our Board of Directors adopted the 2002 Stock Option Plan (“2002 Plan”) which was ratified at our stockholder meeting of June 26, 2002.  The 2002 Plan initially was for 700,000 shares, was increased to 1,500,000 shares in December 2006 and to 2,500,000 shares in February 2007. Under the 2002 Plan, options may be awarded to employees, directors and consultants.  These options may be qualified or not qualified pursuant to the regulations of the Internal Revenue Code.

At September 30, 2006, options for an aggregate of 506,050 shares were granted and outstanding, and 193,950 shares were available for future grants.  Between October 1, 2006 and March 31, 2007, options were granted under the 2002 Plan for an aggregate of 1,180,000 shares, of which 1,036,050 shares were granted subject to stockholder approval of an increase in the number of shares of common stock underlying the 2002 Plan. These options which were granted to officers, directors and employees are at an exercise price ranging from $0.52 to $0.80 per share, for a 10 year term, and vesting after six months as to one-eighth of the options granted, with the balance vesting in equal monthly installments over the next forty-two months.

On January 4, 2006, we granted options for the purchase of an aggregate of 458,000 shares (consisting of 393,000 to employees/directors and 65,000 to non-contractual consultants) of common stock under the 2002 Plan.  These options are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $2.20 per share.

On January 25, 2007, we granted options for the purchase of an aggregate of 350,000 shares of our common stock (to certain members of management) at an exercise price of $0.60 per share (the fair market value on the date of grant) with vesting after six months as to 1/8 of the options granted and the balance vesting at 1/48 per month (of the total granted) over the next 42 months under our 2002 Stock Option Plan.

On March 5, 2007, we re-priced an aggregate of 458,000 shares which were originally granted on January 4, 2006.  The options were originally issued at an exercise price of $2.20 per share and were re-priced at $1.10 per share, representing 110% of the then market price of the common stock.

During 1993, we adopted an employee stock option plan and a stock option plan for non-employee directors.  The employee stock option plan provides for the granting of options to purchase not more than 50,000 shares of common stock.  The options issued under the plan may be incentive or nonqualified options.  The exercise price for any incentive options cannot be less than the fair market value of the stock on the date of the grant, while the exercise price for nonqualified options will be determined by the option committee.  The Directors’ stock option plan provides for the granting of options to purchase not more than 10,000 shares of common stock.  The exercise price for shares granted under the Directors’ plan cannot be less than the fair market value of the stock on the date of the grant.  The 1993 plan expired May 25, 2003.  As of September 30, 2007, there remain options for 31,500 shares outstanding there under, at exercise prices arranging from $3.00 to $5.00 which terminate in 2010.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2007 members of the Company’s Compensation/Option Committee were Sol Triebwasser, Ph.D. and Kenneth C. Leung, neither is an executive officer or employee of the Company or its subsidiaries.

SECURITY OWNERSHIP

The following table sets forth, as of July 31, 2008, certain information regarding the beneficial ownership of Common Stock by (i) each person who is known by the Company to own beneficially more than five percent of the outstanding Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers as a group:

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Name of Beneficial Owner*	Position with Company	Amount and Nature of Beneficial Ownership (1) of Common Stock	Percentage of Securities
Austin W. Marxe and David M. Greenhouse 527 Madison Ave. NY, NY 10002	Holder of over five percent	12,710,176 (2)	78.9%
Great Point Partners 165 Mason Street, 3rd Floor Greenwich, CT 0683	Holder of over five percent	6,594,000 (3)	58.0%
Dolphin Offshore Partners LP 120 East 17th Street New York, NY 10003	Holder of over five percent	4,775,000 (4)	50.0%
Bonanza Master Fund Ltd. 300 Crescent Ct Ste. 250 Dallas, TX 75201	Holder of over five percent	2,590,334 (5)	36.9%
Vision Opportunity Master Fund Ltd. 20 West 55th Street New York, NY 10019	Holder of over five percent	488,500 (6)	9.9%
Dwight Morgan	Chairman of the Board; Chief Executive Officer; President	187,077 (7)	3.8%
George Aaron	Director, Executive Vice President –Int’l Business Development	487,096 (8)	9.7%
Jonathan Joels	Director; Chief Financial Officer; Vice President; Treasurer; Secretary	481,810 (9)	9.6%
Kenneth C. Leung	Director	14,750(10)	**
Roger W. Miller	Director	44,640(11)	**
All executive officers and Directors as a group (5 persons)		1,215,373(12)	22.1%
*	Address of all holders except those listed with a specific address above is, One University Plaza, Suite 400, Hackensack, New Jersey 07601.
**	Less than one percent (1%)

(1)
Includes voting and investment power, except where otherwise noted.  The number of shares beneficially owned includes shares each beneficial owner and the group has the right to acquire within 60 days of July 31, 2008, pursuant to stock options, warrants and convertible securities, but without calculating the number of shares of common stock other beneficial owners then have the right to acquire.

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(2)
Consists of (A)(i)1,034,482 shares direct, (ii)3,604,735 shares underlying warrants presently exercisable, (iii) 1,174,611 shares underlying Series D Convertible Preferred Stock, (iv) 2,343,750 shares underlying Series E Convertible Preferred Stock and (v) 1,375,000 shares underlying Series F Convertible Preferred Stock held by Special Situations Private Equity Fund, L.P., (B)(i) 317,037 shares direct, (ii) 1,105,086 shares underlying warrants presently exercisable, (iii) 360,212 shares underlying Series D Convertible Preferred Stock,(iv) 718,750 shares underlying Series E Convertible Preferred Stock and (v) 421,600 shares underlying Series F Convertible Preferred Stock held by Special Situations Fund III, QP, L.P., and (C)(i) 27,790 shares direct, (ii) 96,517 shares underlying warrants presently exercisable, (iii) 31,306 shares underlying Series D Convertible Preferred Stock, (iv) 62,500 shares underlying Series E Convertible Preferred Stock and (v) 36,800 shares underlying Series F Convertible Preferred Stock held by Special Situations Fund III, L.P.   MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P.  AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Private Equity Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(3)
Consists of (i) 4,710,000 shares underlying Series F Convertible Preferred stock and (ii) 1,884,000 shares underlying warrants presently exercisable terminating on December 5, 2012.  Jeffrey Jay has investment power and voting power of these securities.

(4)
Consists of (i) 2,250,000 shares underlying Series E Convertible Preferred Stock, (ii) 1,000,000 shares underlying Series F Convertible Preferred Stock  and (iii) 1,525,000 shares underlying warrants presently exercisable terminating on February 29, 2012 and December 5, 2012. Peter Salas has investment power and voting power of these securities,

(5)
Consists of (i) 350,240 shares direct, (ii) 1,792,330 shares underlying Series D Convertible Preferred Stock and (ii) 447,764 shares underlying warrants presently exercisable terminating on February 16, 2011.     Bernay Box has investment power and voting power of these securities.

(6)
Includes (i) 375,000 shares direct, (ii)113,500 shares underlying Series E Convertible Preferred Stock. Excludes (i) 261,500 shares underlying Series E Convertible Preferred Stock and (ii) 375,000 shares underlying warrants. Pursuant to a Letter Agreement, dated February 27, 2007, between us and Vision Opportunity Master Fund, Ltd. (“Vision”), Vision covenanted not to convert its Series E Convertible Preferred Stock or exercise its warrants if such conversion or exercise would cause its beneficial ownership to exceed 9.99%, which provision Vision may waive, upon not less than 61 days prior notice to us, as reported in its Schedule 13G filed on March 12, 2007.  Adam Berkowitz has investment power and voting power of these securities.

(7)	Includes 187,077 shares underlying options presently exercisable and excludes 202,923 shares underlying options which are currently not exercisable.

(8)
Includes (i) 353 shares in retirement accounts, (ii) 8,199 shares underlying warrants presently exercisable, (iii) 5 shares jointly owned with his wife and (iv) 247,085 shares underlying options presently exercisable, and excludes 222,915 shares underlying options which are currently not exercisable.

(9)
Includes (i) 48,000 shares as trustee for his children, (ii) 8,116 shares underlying warrants presently exercisable, (iii) 247,085 shares underlying options presently exercisable, (iv) 17,241 shares in a retirement account, and excludes 222,915 shares underlying options which are currently not exercisable.

(10)	Includes 8,750 shares underlying options presently exercisable and excludes 11,250 shares underlying options which are currently not exercisable.

(11)	Includes 7,916 shares underlying options presently exercisable and excludes 12,084 shares underlying options which are currently not exercisable.

(12)	Includes (i) 16,315 shares underlying warrants and (ii) 697,913 shares underlying options presently exercisable, and excludes 672,087 shares underlying options which are currently not exercisable.

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16.
Includes (i) 100,000 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.85 per share included herein, (ii) 13,000 shares underlying 2006 Agent’s Warrants and (iii) 6,917 shares held directly.  Does not include 42,500 shares underlying warrants beneficially owned by Mr. Sucoff’s wife in which shares he disclaims beneficial ownership.

17.
Includes (i) 100,000 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.85 per share included herein, and (ii) 8,400 shares underlying 2006 Agent’s Warrants.  Does not include 24,000 shares underlying warrants beneficially owned by Mr. Sucoff’s wife in which shares he disclaims beneficial ownership.

The following table sets forth for each of the significant selling stockholders in the Series F Placement: (i) the number of shares of preferred stock it purchased in each preferred stock placement, (ii) the dollar amount of its investments, (iii) the number of shares of common stock currently underlying each of its purchases of preferred stock and (iv) the percentage of outstanding shares of common stock held by each significant selling stockholder after each placement, assuming for each holder conversion just by such holder of the preferred shares it had purchased in that placement.  Their warrant ownership is not included.  Outstanding common shares just prior to each of the placements were as follows:  prior to the Series C placement 20,446,562 (or 1,022,328 giving effect to the 1:20 stock split on April 5, 2005), 3,321,673 common shares outstanding prior to the Series D placement, 3,791,673 common shares outstanding prior to the Series E placement and 3,849,662 common shares outstanding prior to the Series F placement.

Significant Selling Stockholders	Series C1	Series D	Series E	Series F
Biomedical Offshore Value Fund Ltd.	–	–	–	(i) 21,666 shs. (ii) $1,299,960 (iii) 2,166,600 shs. (iv) 36.0%
Biomedical Value Fund LP	–	–	–	(i) 25,434 shs. (ii) $1,526,040 (iii) 2,543,400 shs. (iv) 39.8%
Dolphin Offshore Partners LP	–	–	(i) 3,600 shs. (ii) $900,000 (iii) 2,250,000 shs. (iv) 37.2%	(i) 10,000 shs. (ii) $600,000 (iii) 1,000,000 shs. (iv) 20.6%
Special Situations Fund III LP	(i) 10,000 shs. (ii) $1,000,000 (iii) 344,827 shs. (iv) 25.2%	(i) 1,612 shs. (ii) $20,000 (iii) 31,306 shs. (iv) 0.9%	(i) 100 shs. (ii) $25,000 (iii) 62,500 shs. (iv) 1.6%	(i) 368 shs. (ii) $22,080 (iii) 36,800 shs. (iv) 1.0%
Special Situations Fund III QP, LP	–	(i) 18,548 shs. (ii) $230,000 (iii) 360,212 shs. (iv) 9.8%	(i) 1,150 shs. (ii) $287,500 (iii) 718,750 shs. (iv) 15.9%	(i) 4,216 shs. (ii) $252,960 (iii) 421,600 shs. (iv) 9.9%
Special Situations Private Equity Fund LP	(i) 30,000 shs. (ii) $3,000,000 (iii) 1,034,482 shs. (iv) 50.3%	(i) 60,483 shs. (ii) $750,000 (iii) 1,174,611 shs (iv) 26.1%.	(i) 3,750 shs. (ii) $937,500 (iii) 2,343,750 shs. (iv) 38.2%	(i) 13,750 shs. (ii) $825,000 (iii) 1,375,000 shs. (iv) 26.3%
Total placement	(i) 66,681 shs. (ii) $6,668,100 (iii) 2,299,345 shs. (iv) 69.2%	(i) 241,933 shs.[2] (ii) $3,000,000 (iii) 4,255,699 shs. (iv) 56.2%	(i) 10,000 shs. (ii) $2,500,000 (iii) 6,250,000 shs. (iv) 62.2%	(i) 78,334 shs. (ii) $4,700,040 (iii) 7,833,400 shs. (iv) 67.0%

1  On April 5, 2005, all of the Series C Preferred Stock was mandatorily converted into common stock.
2  As of July 31, 2008, 172,933 shares of Series D Preferred Stock were outstanding, and convertible into 3,358,459  shares of common stock.

As part of each of the four preferred stock placements we entered into registration rights agreements to register for each investor the shares of our common stock it would receive upon the conversion of the preferred stock and the exercise of the warrants it purchased in the placements.  Pursuant to those agreements, we have filed registration statements which are effective as to 2,646,121 common shares related to the Series C Preferred placement and 3,176,281 common shares related to the Series D Preferred placement, which includes shares, as applicable, on behalf of the above selling stockholders, and have a registration statement which is pending as to 9,557,500 common shares related to the Series E Preferred placement, which includes shares, as applicable, on behalf of the above selling stockholders.  None of the above selling stockholders has sold any common shares from those registration statements.

40

The following table shows the initial and current conversion price prices and exercise prices of the preferred stock and warrants we issued in the Series C, Series D, Series E and Series F Preferred placements, the current number of common shares underlying the preferred shares and warrants for each placement, as well as the market prices of our common stock as of the closing or pricing date of these placements and as of a current date.

	Series C	Series D	Series E	Series F
Initial conversion price	$0.145	$1.24	$0.40	$0.60
Initial warrant exercise price	$0.145-0.28	$1.50 – 2.00	$0.50	$0.80
Market price at closing	$0.18	$1.60	$0.60	$0.75
Current conversion price	–[1]	$0.64[2]	$0.40	$0.60
Common shares underlying preferred stock	–	3,785,699	6,250,000	7,833,400
Current warrant exercise price	$0.93 – 1.25[3]	$0.90 – 1.40[4]	$0.50	$0.80
Common shares underlying warrants	2,572,402	671,645	3,125,000	3,133,360
Market price – August 25, 2008	$0.26	$0.26	$0.26	$0.26

1 On April 5, 2005, all of the Series C Preferred Stock was mandatorily converted into common stock at a conversion price of $0.145 per share.

2 The underlying common shares and conversion price were adjusted by reason of price anti-dilution provisions applied upon certain subsequent stock issues.

3 The Series C warrants are in two series – 2,086,510 designated as Series A exercisable at $1.25 per share and 485,892 designated as Series B exercisable at $0.93 per share.  The warrant shares and exercise prices were adjusted by reason of price anti-dilution provisions applied upon certain subsequent stock issuances and a 1-for-20 reverse stock split.

4 The Series D warrants are in two series - 223,881 designated as Series A exercisable at $0.90 per share and 447,764 designated as Series B exercisable at $1.40 per share.  The exercise prices were adjusted by reason of a one-time milestone price adjustment.

The Series D Preferred, the Series E Preferred and the Series F Preferred each provides for a cumulative dividend, see “Dividend Policy.”  The following table shows the annual dividend rate and the accrued dividends as of June 30, 2008 on the three classes of preferred stock held the significant selling stockholders by group.

	Series D	Series E	Series F
Per share rate	$ 0.67	$ 13.50	$ 3.24

Annual dividend 1/
Special Situations Funds	$ 54,031	$ 67,500	$ 48,544
Biomedical Funds	--	--	$ 124,709
Dolphin	--	$ 48,600	$ 26,477

Accrued dividend – 6/30/08
Special Situation Funds	$ 40,523	$ 50,625	$ 33,693
Biomedical Funds	--	--	$ 86,558
Dolphin	--	$ 36,450	$ 18,377

1/   For fiscal year ending September 30, 2008, assuming no conversions of their preferred stock during such fiscal  year.

41

CAPRIUS, INC. AND SUBSIDIARIES

I N D E X

Fiscal year ended September 30, 2006
Net loss attributable to common stockholders as reported	$(4,713,102)
Deduct: Stock-based employee compensation determined under fair value method for all awards, net of related tax effects	(91,668)
Pro forma net loss attributable to common stockholders	$(4,804,770)
Net Loss per share:
Basic and diluted loss attributable to common stockholders - as reported	$(1.42)
Basic and diluted loss attributable to common stockholders - pro forma	$(1.45)

 [20]  Concentration of Credit Risk and Significant Customers

Statement of Financial Accounting Standards No. 105, “Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” requires disclosure of any significant off-balance-sheet and credit risk concentrations.  Although collateral is not required, the Company periodically reviews its accounts receivable and provides estimated reserves for potential credit losses.

Financial instruments which potentially expose the Company to concentration of credit risk are mainly comprised of trade accounts receivable.  Management believes its credit policies are prudent and reflect normal industry terms and business risk.  The Company does not anticipate non-performance by the counter parties and, accordingly, does not require collateral.  The Company maintains reserves for potential credit losses and historically such losses, in the aggregate, have not exceeded management’s expectations.  The Company purchases a substantial amount of its inventory products from one principal supplier.  If in the future the supplier were to cease to supply these inventory products, management believes there are alternative vendors available to meet its needs. For the year ended September 30, 2007, two customers accounted for 1,285,714 of the consolidated total revenue, which represented approximately 33% and 15% respectively of the total revenue. The customer with sales of 15% of the total revenue  for the year ended September 30, 2007 has an outstanding accounts receivable balance as of September 30, 2007 of approximately $322,000 or 39%.  For the year ended September 30, 2006, three customers accounted for $299,000, $233,000 and $165,000 of the consolidated total revenue, which represented approximately 56% of the total revenue.  The customer with sales of $165,000 for the year ended September 30, 2006 had an outstanding receivable balance as of September 30, 2006 of approximately $46,000 or 18%.

The Company maintains cash deposits with financial institutions, which from time to time may exceed Federally insured limits.  The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.  The Company has cash balances on deposit with a financial institution in excess of the Federally insured limits by a total of approximately $158,000 and $739,000 as of September 30, 2007 and 2006, respectively.

[21] Goodwill

At September 30, 2007 and 2006 as defined under SFAS No, 142, the Company has assessed the carrying value of goodwill.  Management estimates the fair value of the Company by multiplying the shares outstanding by the market price of the common stock on the last day of our fiscal year.  From this analysis, management determined that the fair value of the Company exceeded the carrying value by approximately $1.2 million, for Fiscal 2007 and therefore no impairment charge was taken.  Management used the same method to assess goodwill in Fiscal 2006 and recognized an impairment charge of $452,000.  Management arrived at the impairment charge of $452,000 based on a carrying value of $1,874,480 (excluding goodwill) and a fair market value of $2,159,087.  The Company has prepared the same analysis as of September 30, 2007, resulting in an excess of fair market value over carrying value (excluding goodwill).  The Company's fair value has decreased primarily as a result of recurring losses.

September 30, 2007
Identifiable Assets:
Israel	$1,369,461
United States	1,515,234
Total	$2,884,695

(NOTE L) –Subsequent Event

On December 6, 2007, the Company closed on a $4.7 million preferred stock equity financing before financing related fees and expenses of approximately $300,000.  As part of this financing transaction, the Company issued 78,334 shares of Series F convertible preferred stock at $60 a share.  Each share of the Series F preferred stock is convertible into 100 shares of common stock, subject to anti-dilution provisions, or an aggregate of 7,833,400 shares of common stock.  Pursuant to the Preferred Stock Agreement, the Company also entered into a Registration Rights agreement whereas it is obligated to file a Registration Statement with the SEC registering the underlying securities of common stock.  The Company also issued warrants to purchase an aggregate of 3,133,360 shares of common stock at an exercise price of $0.80 per share for a period of five years.  The Company has determined that the preferred stock was issued with an effective beneficial conversion feature of approximately $2,370,000 based upon the relative fair values of the preferred stock and warrants using the Black Scholes valuation model.  As such, this beneficial conversion feature is recorded as a deemed preferred stock dividend.  The Company has also issued warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $0.85 per share for a period of five years as part of the placement fee, to a placement agent and its designees. Using the Black Scholes valuation model the Company has determined that the fair value of these warrants is $0.29 per share which equates to a fair value of approximately $117,500.  As previously stated, the Company is obligated to file a registration statement with the SEC registering the underlying securities of the Series E preferred stock. The Registration Rights Agreement contains certain allowable delays before liquidating damages start to accrue.  As of the date of this filing, such liquidating damages have not been triggered.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
June 30, 2008
(Unaudited)

ASSETS

Current Assets:
Cash	$1,446,220
Accounts receivable, net of allowance for doubtful accounts of $76,180	877,779
Inventories	1,613,992
Other current assets	44,671
Total current assets	3,982,662

Property and Equipment:
Office furniture and equipment	311,644
Leasehold improvements	37,683
349,327
Less: accumulated depreciation	228,240
Property and equipment, net	121,087

Other Assets:
Goodwill	285,010
Other	18,486
Total other assets	303,496
Total Assets	$4,407,245

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$1,227,920
Advances from customers	18,279
Accrued expenses	100,302
Accrued compensation	348,690
Total current liabilities	1,695,191

Long-term Liabilities
Dividends Payable	333,323

Total Liabilities	2,028,514

Stockholders’ Equity:
Preferred stock, $.01 par value
Authorized - 1,000,000 shares
Issued and outstanding - Series A, none; Series B, none, Series C, none
Series D, stated value $12.40, convertible, 172,933 shares	1,729
Series E, stated value $250, convertible, 9,200 shares	92
Series F, stated value $60, convertible, 78,334 shares	783
Common stock, $.01 par value
Authorized - 50,000,000 shares, issued 4,778,027 shares and
outstanding 4,776,902 shares	47,780
Additional paid-in capital	86,986,368
Accumulated deficit	(84,655,771)
Treasury stock (1,125 common shares, at cost)	(2,250)
Total stockholders’ equity	2,378,731
Total Liabilities and Stockholders' Equity	$4,407,245

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-23

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the nine months ended
	June 30, 2008	June 30, 2007

Revenues:
Product sales	$2,584,165	$1,699,812
Consulting and royalty fees	-	123,965
Total revenues	2,584,165	1,823,777

Operating Expenses:
Cost of product sales	1,917,225	1,163,011
Research and development	219,637	207,142
Selling, general and administrative, includes stock-based
compensation of $ 72,828 and $104,214 for the three
months ended June 30, 2008 and 2007 and
$218,295 and $208,764 for the nine months ended
June 30, 2008 and 2007	3,984,369	3,009,442
Total operating expenses	6,121,231	4,379,595

Operating loss	(3,537,066)	(2,555,818)

Other income	-	500,000
Interest income, net	37,525	18,922
	-
Net loss	(3,499,541)	(2,036,896)

Dividend - Convertible Preferred Stock	(333,323)	-
Deemed Dividend - Series D Convertible Preferred Stock	-	(1,236,805)
Deemed Dividend - Series E Convertible Preferred Stock	-	(1,709,402)
Deemed Dividend - Series F Convertible Preferred Stock	(2,370,300)	-

Net loss attributable to common stockholders	$(6,203,164)	$(4,983,103)

Net loss per basic and diluted common share	$(1.44)	$(1.35)

Weighted average number of common shares outstanding,
basic and diluted	4,302,313	3,681,490

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-24

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

	Series D Convertible		Series E Convertible		Series F Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock				Treasury Stock
									Additional				Total
	Number		Number		Number		Number		Paid-in	Accumulated	Number		Stockholders'
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Deficit	of Shares	Amount	Equity

Balance, October 1, 2007	194,933	$1,949	10,000	$100	-	$-	3,850,787	$38,508	$82,366,799	$(80,822,907)	1,125	$(2,250)	$1,582,199

Issuance of Series F Preferred Stock net (See Note 5)					78,334	783			4,410,318				4,411,101

Deemed Dividend on Series F Preferred Stock									(2,370,300)				(2,370,300)
Deemed Dividend on Series F Preferred Stock									2,370,300				2,370,300

Conversion of Series D Preferred Stock to common shares	(22,000)	(220)					427,240	4,272	(4,052)				-

Conversion of Series E Preferred Stock to common shares			(800)	(8)			500,000	5,000	(4,992)				-

Dividend ($0.67 per Series D convertible preferred stock,
$13.50 per Series E convertible preferred stock and $3.24
per Series F convertible preferred stock)										$(333,323)			(333,323)

Stock-based Compensation									218,295				218,295

Net loss										(3,499,541)			(3,499,541)

Balance, June 30, 2008	172,933	$1,729	9,200	$92	78,334	$783	4,778,027	$47,780	$86,986,368	$(84,655,771)	1,125	$(2,250)	$2,378,731

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-25

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the nine months ended
	June 30, 2008	June 30, 2007
Cash Flows from Operating Activities:

Net loss	$(3,499,541)	$(2,036,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	49,611	92,965
Stock-based compensation	218,295	208,764
Provison for doubtful accounts	76,180	-
Changes in operating assets and liabilities:
Accounts receivable	(120,926)	(472,011)
Inventories	(702,748)	(226,354)
Other assets	32,007	-
Accounts payable	486,239	306,150
Advances from customers	(253,096)	-
Accrued expenses and compensation	159,552	74,721
Net cash used in operating activities	(3,554,427)	(2,052,661)

Cash Flows from Investing Activities:

Acquisition of property and equipment	(43,111)	(40,658)
Decrease/(Increase) in security deposit	(2,000)	4,284
Net cash used in investing activities	(45,111)	(36,374)

Cash Flows from Financing Activities:

Proceeds from short term promissory note	-	100,000
Repayment of short term promissory note	-	(100,000)
Net proceeds from issuance of Series E Preferred Stock		2,394,000
Net proceeds from issuance of Series F Preferred Stock	4,411,101	-

Net cash provided by financing activities	4,411,101	2,394,000

Net increase in cash and cash equivalents	811,563	304,965

Cash and cash equivalents, beginning of period	634,657	1,068,954

Cash and cash equivalents, end of period	$1,446,220	$1,373,919

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$-	$806
Cash paid for income taxes	$5,475	$5,338

Non Cash-Flow Items:

Conversion of 800 shares of Series E Preferred Stock to
common shares	$200,000	$-
Conversion of 22,000 shares of Series D Preferred Stock to
common shares	$272,800	$-
Conversion of 47,000 shares of Series D Preferred Stock to
common shares	$-	$582,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-26

CAPRIUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – THE COMPANY

Caprius, Inc. and subsidiaries (collectively the “Company”, “we”, “us” and “our”) is engaged in the infectious medical waste disposal business. In December 2002, the Company acquired a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”) which developed, markets and sells the SteriMed and SteriMed Junior compact systems that simultaneously shred and disinfect Regulated Medical Waste.  The SteriMed Systems are sold in both the domestic and international markets.

NOTE 2 – BASIS OF PRESENTATION AND MANAGEMENT PLANS

The condensed consolidated balance sheet of the Company as of June 30, 2008, the condensed consolidated statements of operations for the three month periods ended June 30, 2008 and 2007, and for the nine month periods ended June 30, 2008 and 2007,  the condensed consolidated statement of stockholders’ equity for the nine month period ended June 30, 2008 and the condensed consolidated statements of cash flows for the nine months ended June 30, 2008 and 2007, have been prepared by the Company without audit.  In the opinion of management, the information contained herein reflects all adjustments necessary to make the presentation of the Company’s condensed financial position, results of operations and cash flows not misleading.  All such adjustments are of a normal recurring nature.

The accompanying condensed consolidated financial statements do not contain all of the information and disclosures required by accounting principles generally accepted in the United States of America and should be read in conjunction with the consolidated financial statements and related notes included in the Company’s financial statement for the fiscal year ended September 30, 2007, and included elsewhere herein.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses. In addition, the Company is a defendant in an action seeking damages in excess of $400,000.  Although management believes the Company has a meritorious defense against such a lawsuit, an unfavorable outcome of such action would have a materially adverse impact on our business.  During the nine months ended June 30, 2008, the Company used cash flows from operating activities of approximately 3,550,000.  In order to fund the future cash requirements of the Company, the Company continues to pursue efforts to identify additional funds through various funding options, including bank facilities and equity offerings.  There can be no assurance that such funding initiatives will be successful and any equity placement could result in substantial dilution to current stockholders. The above factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 3 – SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Caprius, Inc. and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenues from the MCM medical waste business are recognized at the time when the SteriMed units are shipped to the customer. Occasionally, the Company may sell its product directly to equipment leasing companies.  The Company is not a lessor in these types of transactions since the leasing company has no right to return the equipment after the lease with a third party has ended, nor does the Company have any obligations to repurchase the equipment at the end of the lease. The leasing company is the end user as title and risk of ownership passes as products are shipped.  The Company is not a party to any leasing arrangements between the leasing company and its ultimate customer. Revenues for consulting and royalty fees are recognized as earned.  The Company recognizes revenue for extended warranty contracts over the period that the extended warranty covers. The length of these extended warranty contracts are anywhere from one to four years.

F-27

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.  As of June 30, 2008, the Company has no instruments that would be classified as a cash equivalent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Loss Per Share

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”, which provides for the calculation of “basic” and “diluted” earnings (loss) per share.  Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur through the effect of common shares issuable upon the exercise of stock options and warrants and convertible securities. As of June 30, 2008 and 2007, potential issuable common shares amounted to 29,504,260 and 18,023,864 respectively, and have not been included in the computation of diluted loss per share since the effect would be anti-dilutive. The potential common shares issuable as of June 30, 2008 and 2007 are outlined below:

	June 30, 2008	June 30, 2007
Options Outstanding	2,023,175	1,847,550
Warrants Outstanding	10,539,226	6,498,039
Series B Preferred Stock	-	57,989
Series D Preferred Stock	3,358,459	3,370,286
Series E Preferred Stock	5,750,000	6,250,000
Series F Preferred Stock	7,833,400	-
Total	29,504,260	18,023,864

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Recent Accounting Pronouncements

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material impact on its condensed consolidated financial position, results of operations or cash flows.

On February 15, 2007, the FASB issued SFAS No. 159, entitled ‘‘The Fair Value Option for Financial Assets and Financial Liabilities,’’ (“SFAS 159”).  The guidance in SFAS 159 ‘‘allows’’ reporting entities to ‘‘choose’’ to measure many financial instruments and certain other items at fair value. The objective underlying the development of this literature is to improve financial reporting by providing reporting entities with the opportunity to reduce volatility in reported earnings that results from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133, as amended, entitled

F-28

‘‘Accounting for Derivative Instruments and Hedging Activities.’’  The provisions of SFAS No. 159 are applicable to all reporting entities and are effective as of the beginning of the first fiscal year that begins subsequent to November 15, 2007.  The Company does not expect that this pronouncement will have a significant impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

NOTE 4 – EQUITY FINANCING

On December 6, 2007, the Company closed on a $4.7 million preferred stock equity financing before financing related fees and expenses of approximately $289,000.  As part of this financing transaction, the Company issued 78,334 shares of Series F convertible preferred stock at $60 a share.  Each share of the Series F preferred stock is convertible into 100 shares of common stock, subject to anti-dilution provisions, or an aggregate of 7,833,400 shares of common stock. Pursuant to the Preferred Stock Agreement, the Company also entered into a Registration Rights agreement whereas it is obligated to file a Registration Statement with the SEC registering the underlying securities of common stock. The Company also issued warrants to purchase an aggregate of 3,133,360 shares of common stock at an exercise price of $0.80 per share for a period of five years. The fair value of such warrants granted amounted to approximately $970,000 utilizing the Black-Scholes valuation model.  The Company has determined that the preferred stock was issued with an effective beneficial conversion feature of approximately $2,370,000 based upon the relative fair values of the preferred stock and warrants using the Black Scholes valuation model.  As such, this beneficial conversion feature is recorded as a deemed preferred stock dividend. The maximum amount of additional beneficial conversion feature that could be recognized in the future if the re-pricing adjustment clause indicated below is triggered is approximately $1,526,000. The Company has also issued warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $0.85 per share for a period of five years as part of the placement fee, to a placement agent and its designees. Using the Black Scholes valuation model the Company has determined that the fair value of these warrants is $0.29 per share which equates to a fair value of approximately $117,000.  The following assumptions were used in the calculation of the model: common stock based on a closing market price of $0.85 per share, exercise price of $0.80 per share, zero dividends, volatility of 59.15%, risk free interest rate of 3.35% and expected life of 2.5 years. The fair valuation of these warrants has been included in the Company’s additional paid-in-capital and has no impact on its statement of operations.

The Series F preferred stock placement contains a re-pricing adjustment clause, whereby if the Company, at any time while the Preferred Stock is outstanding, sells or grants any option to purchase or sell or grants any right to re-price its securities, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (“Dilutive Issuance”), such issuance shall be deemed to have occurred for less than the Conversion Price of the previously issued and outstanding Preferred Stock.  The Conversion Price of the previously issued and outstanding Preferred Stock shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock and Common Stock Equivalents which the aggregate consideration received or receivable by the Company in connection with such Dilutive Issuance would purchase at the then effective Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock and Common Stock Equivalents so issued or issuable in connection with the Dilutive Issuance.

 Pursuant to the 2006 preferred stock placement, the Company issued 241,933 shares of Series D preferred stock, whereby each share was initially convertible into ten shares of common stock, subject to anti-dilution provisions.  By reason of these anti-dilution provisions, after the Series F preferred stock placement, each non-converted share of Series D preferred stock of which there are 194,933, is convertible into 19.42 shares of common stock or an aggregate of 3,785,699 shares of common stock. Accordingly, upon the conversion of the remaining 194,933 shares of Series D preferred stock, the Company will issue an additional 1,836,369 shares of common stock.  As of June 30, 2008 there are 172,933 shares of Series D preferred stock outstanding, which is convertible into 3,358,459 shares of common stock.

Pursuant to the anti-dilution provisions of the 2005 Series C Preferred Stock placement, the Company has issued an additional 1,620,998 Series A warrants and 330,722 Series B warrants.  The original exercise price at the time of the placement for the Series A warrants was $5.80 and for the Series B warrants was $2.90.  In accordance with these provisions, the exercise price of both the newly issued and originally issued warrants is now $1.25 and $0.93 for the Series A and Series B warrants respectively.  The adjustment of the conversion price was determined as per the following calculation: Adjusted conversion Price is equal to (A x B)+D divided by A+C, where “A”

F-29

equals the number of shares of Common Stock outstanding, including additional shares of common stock deemed to be issued hereunder; “B” equals the Warrant Price in effect immediately preceding such issuance, “C” equals the number of Additional Shares of Common Stock issued or deemed issued hereunder as a result of the issuance and “D equals the aggregate consideration, if any received or deemed to be received by the Company. Upon any adjustment to the Warrant Price pursuant to the above, the number of warrant shares purchasable hereunder shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the Warrant Price in effect immediately prior to such adjustment and the denominator of which shall be the warrant price in effect immediately thereafter.

The warrants associated with the both the Series E and Series F Preferred Stock Placements contain the same anti-dilution provision of those associated with the Series C Preferred Stock Placement as indicated above.  To date there have been no adjustments to either the Series E or Series F placement warrants.

As previously stated, the Company is obligated to file a registration statement with the SEC registering the underlying securities of the Series E preferred stock.  The Registration Rights Agreement contains certain allowable delays before liquidating damages start to accrue.  As of June 30, 2008, such liquidating damages have not been triggered.

During the six months ended March 31, 2007, in calculating the deemed dividend on the Series E Preferred shares and related warrants, the Company erroneously overstated the deemed dividend by approximately $638,000 in its condensed consolidated financial statements.  Due to certain anti-dilution provisions, triggered by the issuance of the Series E Preferred Stock, the Company was also required to recalculate the deemed dividend on the outstanding Series D preferred shares.  This additional deemed dividend was erroneously understated by approximately $1,237,000 on the Company’s condensed consolidated financial statements for the six months ended March 31, 2007.  The net effect of these erroneous computations resulted in a net understatement of deemed dividend related to the preferred shares of approximately $599,000 or ($0.17 per share). These differences have been corrected prospectively by properly restating the previously reported nine months ended June 30, 2007 in the Company’s condensed consolidated financial statements for the nine months ended June 30, 2008.  As these accounting errors are not considered material, the Company will not be restating the previously issued audited financial statements for the fiscal year ended September 30, 2007.

The Company has determined that the Series F Preferred Stock was issued with an effective beneficial conversion feature of approximately $2,370,000 based upon the relative fair values of the preferred stock and warrants using the Black Scholes valuation model.  As such, this beneficial conversion feature is recorded as a deemed preferred stock dividend. The maximum amount of additional beneficial conversion feature that could be recognized in the future if the re-pricing adjustment clause is triggered is approximately $1,526,000.

NOTE 5 – STOCKHOLDER’S EQUITY

Stock Options

On March 4, 2008, the Company’s Board of Directors granted options to two employees and one consultant for the purchase of 60,000, 20,000 and 40,000 shares of its common stock. The options granted to the employees have a term of 10 years, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $0.50 per share.  The fair value of these options of $0.24 was estimated as of the issue date using a Black-Scholes pricing model with the following assumptions: common stock based on a closing market price of $0.50 per share, exercise price of $0.50 per share, zero dividends, and expected volatility of 59%, risk free interest rate of 2.73% and expected life of 4 years. The Company recorded $218,295 and $208,764 of stock option compensation for the nine months ended June 30, 2008 and 2007, respectively which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. As of June 30, 2008, the fair value of the unvested stock options amounted to $560,269 which is expected to be recognized over a weighted average period of approximately 2.11 years.

Transactions under the stock option plan during the nine month period ended June 30, 2008 are summarized as follows:

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	Number of Options	Weighted Average Exercise Price
Outstanding at October 1, 2007	1,847,550	$0.86
Granted	210,000	$0.61
Forfeited / Expired	(34,375)	$0.80

Outstanding at June 30, 2008	2,023,175	$0.84

The following table summarizes information concerning currently outstanding and exercisable stock options:

	Outstanding Options				Exercisable Options
		Weighted-
	Number	Average	Weighted-	Intrinsic	Number	Weighted-	Intrinsic
Range of	Outstanding at	Remaining	Average	Value	Exercisable at	Average	Value
Exercise	June 30,	Contractual	Exercise		June 30,	Exercise
Prices	2008	Life (years)	Price		2008	Price

$0.50 - 0.80	1,455,625	8.13	$0.61	$ 0	611,631	$0.61	$ 0
1.10	458,000	7.58	1.10	0	276,769	1.10	0
1.75	30,000	3.08	1.75	0	30,000	1.75	0
3.00 - 5.00	79,550	3.22	3.24	0	79,550	3.24	0

$0.50 - $5.00	2,023,175	7.74	$0.84	$ 0	997,950	$0.99	$ 0

The intrinsic value is calculated as the difference between the market value of the Company’s common stock at June 30, 2008, which was $0.30 per share and the exercise price of the options.

Warrants

On June 6, 2008, the Company issued to an investor relations firm, warrants to purchase an aggregate of 100,000 shares of common stock at an exercise price of $0.50 per share for a period of five years. These warrants will vest immediately at any point during the initial six month period, when certain benchmarks are achieved.  If at the end of the initial six month period, said benchmarks are not achieved then these warrants will be cancelled. Using the Black Scholes valuation model with the following assumptions: common stock based on a closing market price of $0.33 per share, exercise price of $0.50 per share, zero dividends, expected volatility of 77.17%, risk free interest rate of 3.20% and an expected life of 5 years, the Company has determined that the fair value of these warrants is $0.185 per share which equates to a fair value of approximately $18,500.   As of June 30, 2008, no compensation charge has been recorded since they have not vested yet because of the existing contingency.

As part of the December 2007 preferred stock equity financing, the Company issued warrants to purchase an aggregate of 3,133,360 shares of common stock at an exercise price of $0.80 per share for a period of five years. The fair value of such warrants granted amounted to approximately $970,000 utilizing the Black-Scholes valuation model. The Company has also issued warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $0.85 per share for a period of five years as part of the placement fee, to a placement agent. Using the Black Scholes valuation model the Company has determined that the fair value of these warrants is $0.29 per share which equates to a fair value of approximately $117,000.  All warrants associated with this transaction are for a period of five years, and expire in December 2012.

Pursuant to the anti-dilution provisions of the 2005 Series C Preferred Stock placement, after the close of the Series F placement, the Company has issued an additional 518,439 Series A warrants and 79,522 Series B warrants.  In accordance with these provisions, the exercise price of both the newly issued and previously issued warrants was modified to $1.25 and $0.93 for the Series A and Series B respectively. There was no accounting effect of this transaction to the financial statements.

F-31

Warrants issued are as follows:

	Number of Warrants	Warrants Exercise Price Per Share	Weighted Average Exercise Price Per Share

Balance October 1, 2007	6,307,905	$0.50 - $5.60	$1.07
Granted	4,231,321	$0.50 - $1.25	$0.86
Balance, June 30, 2008	10,539,226	$0.50 - $5.60	$0.92

Preferred Stock

On January 16, 2008, a holder of Series D Preferred Stock converted 22,000 such shares into 427,240 shares of Common Stock.  On March 17, 2008, a holder of Series E Preferred Stock converted 200 such shares into 125,000 shares of Common Stock.  On March 19, 2008 a holder of Series E Preferred Stock converted 600 such shares into 375,000 shares of Common Stock.  These conversions were exempt from the registration provisions of the Securities Act of 1933, as amended by reason of Section 3 (a) (9) thereof.

The Company have never declared dividends or paid cash dividends on the Company’s common stock.  The Series D Preferred Stock provides for a cumulative dividend of $0.67 per share commencing October 1, 2007, the Series E Preferred Stock provides for a cumulative dividend of $13.50 per share commencing October 1, 2007, and the Series F Preferred Stock provides for a cumulative dividend of $3.24 per share commencing December 6, 2007. The dividends are payable pari passu on the series of preferred stock.  At June 30, 2008, the accrued dividends aggregated $333,300.

NOTE 6 – ECONOMIC DEPENDENCY

For the nine months ended June 30, 2008, product sales from two customers were approximately $1,164,000 and $324,000 respectively which represented approximately 45% and 12.5% of the total revenue.   At June 30, 2008, accounts receivable for these two customers was $0 and $280,000, respectively.

For the nine months ended June 30, 2007, product sales from two customers was approximately $706,000 and $339,000 which represented approximately 38.7% and 18.6% of the total revenue.

NOTE  7 – INCOME TAXES

Effective October 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, it must be more likely than not that a tax position will be sustained upon examination by taxing authorities. Differences between tax positions taken and or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits”. A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying provisions of FIN 48.

In accordance with FIN 48, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified within “Interest income, net” in the consolidated statements of operations. Penalties would be recognized as a component of “Selling, general and administrative expenses”. No interest and penalties were recorded during the nine months ended June 30, 2008.

The Company files income tax returns in the United States (federal) and in various states and local jurisdictions. In most instances, the Company is no longer subject to federal, state and local income tax examination by tax authorities for the years prior to 2003.

F-32

The adoption of the provision of FIN 48 did not have a material impact on the Company’s consolidated financial position and results of operations. As of June 30, 2008, no liability for unrecognized tax benefits was required to be recorded.

The Company’s utilization of the NOL carryforwards is subject to an annual limitation due to ownership changes that have occurred previously or that could occur in the future as provided in Section 382 of the Internal Revenue Code of 1986, as well as similar state and foreign provisions.  In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public group in the stock of a corporation by more than fifty percentage points over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock and various convertible instruments which combined with the purchasing shareholders’ subsequent disposition of these shares, has resulted in an ownership change, as defined by Section 382, and also could result in an ownership change in the future upon subsequent disposition.

This annual limitation is determined by first multiplying the value of the Company’s stock at the time of ownership change by the applicable long-term tax exempt rate, and could then be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization.  Upon adoption of FIN 48, the Company estimated that a substantial majority of the NOL’s are subject to limitations due to the change in ownership provisions under Section 382 of the Internal Revenue Code.  After giving effect to such changes, the Company estimates that its NOLS available to offset future taxable income, if any, amount to approximately $5.9 million.  The Company reduced the carrying amount of its net deferred tax asset and related valuation allowance from approximately $14.9 million to $2.2 million for the tax effect of reducing its NOLS from approximately $43.3 million to $5.9 million.

A full valuation allowance is being maintained resulting in a net deferred tax asset of zero until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance net of appropriate reserves. Should the Company become profitable in future periods with supportable trends, the valuation allowance will be reduced accordingly.

NOTE  8 – COMMITMENTS AND CONTINGENCIES

Effective January 1, 2006, the Company entered into a new lease for its corporate offices in Hackensack, New Jersey expiring on September 30, 2011.  Under the terms of this agreement, the Company leases 4,177 square feet at a base monthly rental of approximately $7,500 plus certain escalation charges as defined, under the lease.

Future minimum rental payments under the above operating lease are as follows:

For the Year Ending September 30,	Amount

Three months ending September 30, 2008	23,495
2009	96,071
2010	98,160
2011	100,248
$317,974

In Israel, the Company leases 2,300 square feet of industrial space at a monthly rent of approximately $1,000 and such lease expires on March 31, 2009. This lease agreement is renewable annually thereafter. In addition, the Company has leased approximately 2,000 square feet of warehouse space in Brighton, MI commencing February 1, 2008 through January 31, 2009 at a monthly rent of $2,000.

NOTE 9– LITIGATION

In May 2006, Andre Sassoon and Andre Sassoon International, Inc. (the “Plaintiffs”), filed a complaint against Caprius Inc., MCM Environmental Technologies, and George Aaron, (collectively, the “Company Defendants”) in the Supreme Court of the State of New York, New York County, claiming that the Defendants had breached an agreement entered into as part of the December 2002 MCM acquisition to pay $400,000 as settlement

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of a note previously issued by MCM.  The complaint also names all persons who were stockholders of MCM at the time of Caprius’ original investment in MCM in December 2002.  In June 2006, the Plaintiffs filed an amended complaint to include additional counts, alleging certain misrepresentations by the Company Defendants related to the agreement with the Plaintiffs.  The Plaintiffs are seeking damages in excess of $400,000 or the stock interest of the MCM stockholders at the time of Caprius’ acquisition.  Discovery has been undertaken, and the final depositions are to be scheduled for September 2008.  Based upon the Company’s review of the amended complaint, the Company continues to believe the Plaintiffs’ claims have no merit, and the Company Defendants will continue to defend this action.  Accordingly, the Company has not recorded any accrual for this litigation as of June 30, 2008, since the Company is unable to reasonably estimate the possible loss.

F-34

As filed with the Securities and Exchange Commission on September __, 2008
  Registration No. 333-141647

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
––––––––––––––––
FORM S-1
PRE-EFFECTIVE AMENDMENT – NO. 4
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
––––––––––––––––
CAPRIUS, INC.
(Exact name of registrant as specified in its charter)
––––––––––––––––
Delaware (State or other jurisdiction of incorporation or organization)	3845 (Primary Standard Industrial Classification Code Number)	22-2457487 (I.R.S. Employer Identification Number)
––––––––––––––––
One University Plaza, Suite 400 Hackensack, New Jersey 07601 (201) 342-0900 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
––––––––––––––––
Jonathan Joels
Treasurer and Chief Financial Officer
One University Plaza, Suite 400
Hackensack, New Jersey  07601
(201) 342-0900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

–––––––––––––––– Copies to: Bruce A. Rich, Esq. Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, New York 10022 (212) 603-2000
––––––––––––––––
Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The Company has simultaneously filed Pre-Effective Amendment No. 3 on Form S-1 to a Registration Statement  (No.333-148792) for 11,366,760 shares of its Common Stock underlying Series F Convertible Preferred Stock and warrants issued in its December 2007 Series F Preferred Stock Placement.

In addition, the Company has registered 2,646,121 shares of its Common Stock underlying shares of its Series C Convertible Preferred Stock and warrants issued in its 2005 Series C Preferred Stock Placement under Post-Effective Amendment No. 3 to Form SB-2 (No. 333-124096) declared effective on November 13, 2007, and 3,176,281 shares of its Common Stock underlying shares of its Series D Convertible Preferred Stock and warrants issued in its 2006 Series D Preferred Stock Placement under Post-Effective Amendment No. 2 to Form SB-2 (No. 333-132489), declared effective on November 13, 2007.

SUBJECT TO COMPLETION SEPTEMBER __, 2008

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

9,557,500 shares of Common Stock

CAPRIUS, INC.

This prospectus relates to the sale or other disposition by the selling stockholders identified on pages 38 to 42 of this prospectus, or their transferees, of up to 9,557,500 shares of our common stock, including (i) 500,000 shares outstanding, (ii) 5,750,000 shares underlying shares of Series E Preferred Stock and (iii) 3,307,500 shares issuable upon exercise of warrants.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We will receive no proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders.  However, we will receive proceeds in the amount of $1,672,000 assuming the cash exercise of all of the warrants held by the selling stockholders, subject to certain of the warrants being exercised under a “cashless exercise” right.

Our common stock is traded on the over-the-counter electronic bulletin board.  Our trading symbol is CAPI.  On August 25, 2008, the last bid price as reported was $0.26 per share.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.  The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transaction in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

An investment in shares of our common stock involves a high degree of risk.  We urge you to carefully consider the Risk Factors beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

September __, 2008

Use of Proceeds
We will receive no proceeds from the sale or other disposition of the shares of common stock covered hereby by the selling stockholders.  However, we will receive $1,672,000 if all of the warrants for underlying shares included in this prospectus are exercised for cash.  We will use these proceeds for general corporate purposes.

OTC Electronic Bulletin Board Symbol	“CAPI”

RISK FACTORS

See “RISK FACTORS” for a discussion of the above factors and certain additional factors that should be considered in evaluating an investment in the common stock.

SUMMARY FINANCIAL AND OPERATING INFORMATION

The following selected financial information is derived from the Consolidated Financial Statements appearing elsewhere in this prospectus and should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this prospectus.

	Years ended September 30,		Nine months ended
			June 30,
Summary of Operations			(Unaudited)

	2007	2006	2008	2007
Total revenues	$2,664,404	$1,235,469	$2,584,165	$1,823,777
Net loss	$(3,249,673)	$(3,396,041)	$(3,499,541)	$(2,036,896)
Net loss per common share (basic and diluted)	$(0.87)	$(1.02)	$(0.81)	$(0.55)
Weighted average common shares outstanding, basic and diluted	3,716,252	3,321,673	4,302,313	3,681,490

Statement of Financial Position	As of September 30,		As of June 30,
			(Unaudited)

	2007	2006	2008	2007
Cash and cash equivalents	$634,657	$1,068,954	$1,446,220	$1,373,919
Total assets	2,884,695	2,777,020	4,407,245	3,723,759
Working capital	1,153,116	1,653,302	2,287,471	2,275,761
Long-term debt	-	-	-	-
Stockholders’ equity	1,582,199	2,159,491	2,378,731	2,725,359

5

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock.  Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects.  If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected.  In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Business Risks

We Have a History of Losses

To date, we have been unable to generate revenue sufficient to be profitable.  We had a net loss of  approximately $3.2 million  or $(0.87) per share on revenues of $2.7 million, for the fiscal year ended September 30, 2007, compared to a net loss of approximately $3.4 million or $(1.02) per share on revenues of $1.2 million, for the fiscal year ended September 30, 2006, and a net loss of approximately $3.5 million or $(0.81) per share on revenues of $2,584,165 for the nine months ended June 30, 2008, compared to a net loss of approximately $2.0 million or $(0.55) per share on revenues of $1,823,777 million for the nine months ended June 30, 2007.  We can expect to incur losses for the immediate foreseeable future.  There can be no assurance that we will achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained.  Due to these losses, we have a continuing need for additional capital.

Risk of Need for Additional Financing

We raised gross proceeds of $4.7 million in a placement of Series F Preferred Stock in the first quarter of fiscal 2008, gross proceeds of $2.5 million in a placement of Series E Preferred Stock in the second quarter of fiscal 2007, gross proceeds of $3.0 million in a placement of Series D Convertible Preferred Stock in the second quarter of fiscal 2006, and gross proceeds of $4.5 million in a placement of Series C Preferred Stock in the second quarter of 2005.  The net cash proceeds from the Series F equity financing provided the funds necessary to satisfy specific outstanding obligations and accrued expenses outstanding at the time of the financing and increase our marketing effort both in the US and overseas markets. These funds also will enable us to build up our inventory to fulfill our current backlog of orders and future demand arising from our increased marketing efforts. With our growing market penetration in the U.S., we will need to expand our customer service and technical support capabilities to meet the needs of our clients. Similarly, in overseas markets, resources will continue to be required to obtain regulatory approvals in markets where we believe there exists great opportunities for our business. Our working capital is currently projected to meet the needs of our business plan for the 2008 fiscal year. In the past, we have experienced significant losses and negative cash flows from operations.  If these trends continue in the future, it could adversely affect our financial condition.  Further, we have incurred negative cash flows from operations of approximately $2.8 million, $2.9 million and $3.6 million for the years ended September 30, 2007 and 2006, and the nine months ended June 30, 2008, respectively.   These results have had a negative impact on our financial condition.  There can be no assurance that our business will become profitable in the future or that additional losses and negative cash flows from operations will not be incurred.  If these trends continue in the future, it could have a material adverse effect on our financial condition and possible reduction or discontinuance of our operations.

Our Lack of Marketplace Acceptance Makes Evaluation of our Business Difficult

The MCM business has yet to realize the acceptance in the market place that we had anticipated, so there is no meaningful historical financial or other information available upon which you can base your evaluation of this business and its prospects. We acquired the MCM business in December 2002 and have generated insubstantial revenues to date from it.

We are still in the process of attempting to attract and convince customers to switch from their current method of dealing with the disposal of their medical waste to a new technology and to adjust their current in-house system to adapt to our SteriMed Systems. In addition, some potential customers may have existing arrangements or commitments to their current waste hauler or processor.  As a consequence, the revenue and income potential of our business is unproven.  Further, we cannot estimate with any degree of certainty the expenses for operating the business.  If we are incorrect in our estimates, it could be detrimental to our business.

6

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale or other disposition of the shares of common stock covered hereby, or interests therein, by the selling stockholders.  We may receive proceeds of up to $1,672,000 if all the warrants held by the selling stockholders are exercised for cash.  Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes.  We cannot estimate how many, if any, warrants may be exercised as a result of this offering or that they will be exercised for cash.

We are obligated to bear the expenses of the registration of the shares.  We anticipate that these expenses will be approximately $70,000.

DIVIDEND POLICY

We have never declared dividends or paid cash dividends on our common stock.  The Series D Preferred Stock provides for a cumulative dividend of $0.67 per share commencing October 1, 2007, the Series E Preferred Stock provides for a cumulative dividend of $13.50 per share commencing October 1, 2007, and the Series F Preferred Stock provides for a cumulative dividend of $3.24 per share commencing December 6, 2007. The dividends are payable pari passu on the series of preferred stock.  At July 31, 2008, the accrued dividends aggregated $375,000.  We intend to retain and use any future earnings for the development and expansion of our business and payment of accrued dividends on the preferred stock, and do not anticipate paying any cash dividends on the common stock in the foreseeable future.

MARKET FOR OUR COMMON STOCK

Principal Market and Market Prices

Our common stock is traded on the over-the-counter market on the OTC Electronic Bulletin Board (OTCBB) under the symbol CAPI since July 28, 2008.  Prior thereto the symbol was CAPS.

The following table sets forth, for the calendar quarters indicated, the reported high and low bid quotations per share of the common stock as reported on the OTCBB.  These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Fiscal Period	Fiscal Year Ending 9/30/08		Fiscal Year Ended 9/30/07		Fiscal Year Ended 9/30/06
	High	Low	High	Low	High	Low
First Quarter	$1.01	$0.50	$0.65	$0.51	$2.45	$1.05
Second Quarter	0.85	0.36	1.08	0.45	2.35	1.30
Third Quarter	0.41	0.10	1.05	0.60	1.69	0.80
Fourth Quarter*	0.35	0.10	0.85	0.70	0.80	0.55
*Reflects prices through August 25, 2008

Approximate Number of Holders of Our Common Stock

On July 31, 2008, there were approximately 1,100 holders of record of the common stock.  Since a large number of shares of common stock are held in street or nominee name, it is believed that there are a substantial number of additional beneficial owners of our common stock.

12

totaled approximately $27,100 on the net cash proceeds from the Series E placement until used for operating purposes, versus $29,693 in Fiscal 2006 earned on cash balances from the Series D Placement of approximately $42,400 until used for operating purposes, less currency exchange rate fluctuations of approximately ($12,700).  The decrease in interest income was due to variance in interest rates, exchange rates and available cash.

The net loss totaled $3,249,673 for Fiscal 2007 versus $3,396,041 for Fiscal 2006.

Nine Months Ended June 30, 2008 Compared to Nine Months Ended June 30, 2007

Revenues generated from MCM product sales totaled $2,584,165 for the nine months ended June 30, 2008 as compared to $1,699,812 for the nine months ended June 30, 2007.  This increase in sales is attributed to the Company’s expanded penetration into several markets that the Company has been developing for its products and the greater acceptance of our technology in the marketplace, both domestically and internationally. Through June 30, 2008, no revenue has been generated from the sale of extended warranty contracts.

By reason of the termination of the Seradyn royalty agreement during Fiscal 2007 we did not receive any consulting or royalty fees in the nine months ended June 30, 2008 as compared to $123,965 for the nine months ended June 30, 2007.

Cost of product sales amounted to $1,917,225 or 74.2% of total related revenues versus $1,163,011 or 68.4% of total related revenues for the nine month periods ended June 30, 2008 and 2007. We have not advanced to a level of sales for us to fully absorb the fixed costs related to our revenues. The increased percentage cost is due to increases in the cost of raw materials, the decline in the value of the US dollar, the sales product mix, increased production overhead and labor costs.

Research and development expense increased to $219,637 versus $207,142 for the nine month period ended June 30, 2008 as compared to the same period in 2007.  This slight increase is due to our effort to continue to explore various technologies and upgrades to bring value-added technology to our products and to try an offset the increased costs of raw materials and the decline in the value of the US dollar.

Selling, general and administrative expenses totaled $3,984,369 for the nine months ended June 30, 2008 versus $3,009,442 for the nine months ended June 30, 2007. This increase is principally due to increased personnel costs (hiring of additional employees and related benefit costs), an increase in recorded stock-based compensation, as well as the related increase in travel, marketing expenses and participation in trade shows in order to facilitate the development of additional sales markets both domestically and internationally.

Other income totaled $0 for the nine months ended June 30, 2008 as compared to $500,000 for the nine months ended June 30, 2007.  This resulted from the termination of the Company’s Royalty Agreement within this period in fiscal 2007.

Interest income, net totaled $37,525 for the nine months ended June 30, 2008 versus $18,922 for the nine months ended June 30, 2007.   The increase in interest income was due to the additional available cash that we had in interest bearing accounts, as a result of the closing of the Series F placement in December 2007, although interest rates have declined.

The net loss amounted to $3,499,541 and $2,036,896 for the nine month periods ended June 30, 2008 and 2007, respectively.

Liquidity and Capital Resources

At June 30, 2008, our cash and cash equivalents position approximated $1,446,220 versus $1,373,919 at June 30, 2007.  The slight increase is a result of the net proceeds from a December 2007 placement. Our working capital as of June 30, 2008 was $2,287,471. Net cash used in operations for the nine months ended June 30, 2008 amounted to $3,554,427.  The material activity within cash flows from operations is for inventory and accounts payable.  Net cash used in investing activities amounted to $45,111. Net cash provided by financing activities (the December 2007 placement) amounted to $4,411,101

At September 30, 2007, our cash and cash equivalents position approximated $635,000. Net cash used in operations for fiscal year 2007 amounted to $2,785,972.  Net cash used in investing activities amounted to $42,325.  Net cash flows provided by financing activities for Fiscal 2007 amounted to $2,394,000 which resulted from the March 2007 issuance of the Series E Convertible Preferred Stock.

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At September 30, 2006, our cash and cash equivalents position approximated $1,069,000. Net cash used in operations for fiscal year 2006 amounted to $2,850,047.  Net cash used in investing activities amounted to $45,507.  Net cash flows provided by financing activities for Fiscal 2006 amounted to $2,707,350, which resulted from the issuance of the Series D Convertible Preferred Stock.

 As of June 30, 2008, accounts receivable, net of allowance for doubtful accounts of approximately $76,000 totaled $877,779 and was 20% of total assets.  Of the $877,779 in accounts receivable, approximately $448,991 was less than 30 days, $23,110 was 60 days and $405,678 was 90 days and older.  The normal collection period is between 30 and 90 days, but as we develop new relationships or business in new countries, we sometimes permit customers or distributors, extended payment terms to attract new business.  At September 30, 2007, accounts receivable, net of $833,033 was 29% of total assets.  Of the $833,033 in accounts receivable, approximately $396,213 was less than 30 days, $87,525 was 60 days and $349,295 was 90 days and older.  At September 30, 2006, accounts receivable, net of $249,761 was 9% of total assets.  Of the $249,761 in accounts receivable, approximately $136,242 was less than 30 days. $19,305 was 60 days and $94,214 was 90 days and older.  We only provide extended payment terms to well established customers or distributors.  Presently those receivables that were 90 days at both September 30, 2007 and September 30, 2006 have been collected.   We have collected 26% of those receivables that were 90 days or older at June 30, 2008, and continue to work closely with those remaining accounts to clear any outstanding balances.  Due to our past history with collections, especially where we extend payment times for distributors in new territories that we are attempting to create markets for our product, we are reasonably confident that all of the remaining receivables are collectible.

Inventory turnover rates which are determined by computing the Annualized Cost of Goods sold divided by Average inventory are 2.02 for the nine months ended June 30, 2008, 1.46 for the nine months ended June 30, 2007, 2.00 for Fiscal 2007 and 0.99 for Fiscal 2006.  The increase in the inventory turnover rate is due to the significant increase in the number of units sold in the comparative periods.

On December 6, 2007, we closed on a $4.7 million Series F Convertible Preferred Stock equity financing before financing related fees and expenses of approximately $300,000.  As part of this financing transaction, we issued 78,334 shares of Series F Convertible Preferred Stock at $60 a share, and we issued warrants to purchase an aggregate of 3,133,360 shares of common stock at an exercise price of $0.80 per share for a period of five years.  The net proceeds are being used for general working capital purposes, primarily manufacturing and marketing.

On August 18, 2007, the outstanding shares of the Series B Preferred Stock were automatically converted into 57,989 shares of common stock

In June 2007, we received $500,000 from Seradyn as a lump sum payment upon the termination of the royalty agreement, plus an additional $29,500 representing royalties due for prior periods.

Financing during Fiscal 2007 included a financing on March 1, 2007, whereby we closed on a $2.5 million Series E Preferred Stock equity financing before financing related fees and expenses of approximately $106,000.  This placement consisted of 10,000 shares of Series E Convertible Preferred Stock at $250 a share., and we issued warrants to purchase an aggregate of 3,125,000 shares of common stock at an exercise price of $0.50 per share for a period of five years.  The net proceeds were used for general working capital purposes and the repayment of the January 30, 2007 10% Promissory Note as outlined below.

On January 30, 2007, we borrowed the principal amount of $100,000 through the issuance of a 10% promissory note, payable on April 30, 2007.  This “bridge” loan was used for general working capital, until additional funding was secured.  This note, plus interest, was repaid in March 2007 upon the placement of Series E Preferred Stock.

Financing during Fiscal 2006 included a financing on February 17, 2006, when we closed a $3.0 million Series D Preferred Stock equity financing transaction before financing fees and expenses of approximately $293,000. On this financing transaction, we issued 241,933 shares of Series D Convertible Preferred Stock, convertible into 2,419,330 shares of common stock, together with Series A Warrants to purchase an aggregate of 223,881 shares of common stock at an exercise price of $1.50 per share for a period of five years, and Series B Warrants to purchase an aggregate of 447,764 shares of common stock at an exercise price of $2.00 per share for a period of five years.

15

our common stock and other significant triggering events, could effect the value of the recorded goodwill.  However, based on the excess fair value over the carrying value at September 30, 2007, even if our stock price decreases by 10%, this would still not have any impact on the recorded amount of goodwill which was only $285,000 at September 30, 2007.

3.           Off-balance sheet arrangements

We have no off-balance sheet arrangements, financings or other relationships with unconsolidated entities known “Special Purpose Entities.”

4.           Foreign currency

Our functional currency is the U.S dollar pursuant an analysis of Financial Accounting Standard No. 52. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates, except for certain assets, which are measured at historical rates.  Foreign currency income and expense are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates.  Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in operations in the period in which they occur.  Exchange gains and losses included in the accompanying consolidated statements of operations were immaterial for the years ended September 30, 2007 and 2006.

A determination that our functional currency is the U.S. Dollar is based on the following facts:

1-	For product sales, payment is required in equivalent US prices on the date of payment.
2-
All cost of goods sold are denominated in US Dollar. All other expenses are generally local currency; however, payroll is administered to the extent possible on an equivalent US Dollar basis to allow for the moving of assets from one country to another.

3-	All financing is done by the parent company via sale of equity security in the US. There is no financing done in Israel.
4-	The foreign subsidiary is run as a country unit; however, our main management is done via US management.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard 155 - Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 155 did not  have a material effect on our consolidated results of operations and financial condition.

            In March 2006, the FASB issued Statement of Financial Accounting Standard 156 - Accounting for Servicing of Financial Assets (“SFAS 156”), which requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 156 did not have a material effect on our consolidated results of operations and financial condition.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This Interpretation shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.  The adoption of FIN 48 did not have a material effect on our consolidated results of operations and financial condition.

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In September 2006, the FASB issued Statement of Financial Accounting Standard 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We are is in the process of evaluating the impact of the adoption of SFAS No. 157 will have on the Company’s consolidated results of operations and financial condition and is currently not in a position to determine such effect.

 In September 2006, the staff of the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Adoption of SAB 108 is not expected to have a material impact on our consolidated results of operations and financial position.

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 “Accounting for Registration Payment Arrangements,” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” Adoption of EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. The adoption of EITF 00-19-2 did not have a material effect on our consolidated results of operations and financial condition.

On February 15, 2007, FASB issued SFAS No. 159, entitled “The Fair Value Option for Financial Assets and Financial Liabilities.”  The guidance in SFAS No. 159 “allows” reporting entities to “choose” to measure many financial instruments and certain other items at fair value.  The objective underlying the development of this literature is to improve financial reporting by providing reporting entities with the opportunity to reduce volatility in reported earnings that results from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133, as amended, entitled “Accounting for Derivative Instruments and Hedging Activities”.  The provisions of SFAS No. 159 are applicable to all reporting entities and is effective as of the beginning of the first fiscal year that begins subsequent to November 15, 2007. We do not believe this new accounting standard will have a material impact on our financial condition or results of operations.

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material impact on its condensed consolidated financial position, results of operations or cash flows.

Inflation and Foreign Currency Fluctuations

In the past, inflation has not had a material effect on our business.  However, due to the recent fall of the US Dollar against many of the world currencies and the continued increase in cost of some of the raw materials used in the production of our Sterimed Systems, we may not be able to sufficiently offset these effects by controlling costs and increasing our manufacturing efficiency through the increase of our product sales.  Consequently we may be forced to pass this cost on to our customers.  There is no assurance that we will be able to recover the cost increases caused by inflation through higher prices.

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Stock Options

In May 2002, our Board of Directors adopted the 2002 Stock Option Plan (“2002 Plan”) which was ratified at our stockholder meeting of June 26, 2002.  The 2002 Plan initially was for 700,000 shares, was increased to 1,500,000 shares in December 2006 and to 2,500,000 shares in February 2007. Under the 2002 Plan, options may be awarded to employees, directors and consultants.  These options may be qualified or not qualified pursuant to the regulations of the Internal Revenue Code.

At September 30, 2006, options for an aggregate of 506,050 shares were granted and outstanding, and 193,950 shares were available for future grants.  Between October 1, 2006 and March 31, 2007, options were granted under the 2002 Plan for an aggregate of 1,180,000 shares, of which 1,036,050 shares were granted subject to stockholder approval of an increase in the number of shares of common stock underlying the 2002 Plan. These options which were granted to officers, directors and employees are at an exercise price ranging from $0.52 to $0.80 per share, for a 10 year term, and vesting after six months as to one-eighth of the options granted, with the balance vesting in equal monthly installments over the next forty-two months.

On January 4, 2006, we granted options for the purchase of an aggregate of 458,000 shares (consisting of 393,000 to employees/directors and 65,000 to non-contractual consultants) of common stock under the 2002 Plan.  These options are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $2.20 per share.

On January 25, 2007, we granted options for the purchase of an aggregate of 350,000 shares of our common stock (to certain members of management) at an exercise price of $0.60 per share (the fair market value on the date of grant) with vesting after six months as to 1/8 of the options granted and the balance vesting at 1/48 per month (of the total granted) over the next 42 months under our 2002 Stock Option Plan.

On March 5, 2007, we re-priced an aggregate of 458,000 shares which were originally granted on January 4, 2006.  The options were originally issued at an exercise price of $2.20 per share and were re-priced at $1.10 per share, representing 110% of the then market price of the common stock.

During 1993, we adopted an employee stock option plan and a stock option plan for non-employee directors.  The employee stock option plan provides for the granting of options to purchase not more than 50,000 shares of common stock.  The options issued under the plan may be incentive or nonqualified options.  The exercise price for any incentive options cannot be less than the fair market value of the stock on the date of the grant, while the exercise price for nonqualified options will be determined by the option committee.  The Directors’ stock option plan provides for the granting of options to purchase not more than 10,000 shares of common stock.  The exercise price for shares granted under the Directors’ plan cannot be less than the fair market value of the stock on the date of the grant.  The 1993 plan expired May 25, 2003.  As of September 30, 2007, there remain options for 31,500 shares outstanding there under, at exercise prices arranging from $3.00 to $5.00 which terminate in 2010.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2007 members of the Company’s Compensation/Option Committee were Sol Triebwasser, Ph.D. and Kenneth C. Leung, neither is an executive officer or employee of the Company or its subsidiaries.

SECURITY OWNERSHIP

The following table sets forth, as of July 31, 2008, certain information regarding the beneficial ownership of Common Stock by (i) each person who is known by the Company to own beneficially more than five percent of the outstanding Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers as a group:

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Name of Beneficial Owner*	Position with Company	Amount and Nature of Beneficial Ownership (1) of Common Stock	Percentage of Securities
Austin W. Marxe and David M. Greenhouse 527 Madison Ave. NY, NY 10002	Holder of over five percent	12,710,176 (2)	78.9%
Great Point Partners 165 Mason Street, 3rd Floor Greenwich, CT 0683	Holder of over five percent	6,594,000 (3)	58.0%
Dolphin Offshore Partners LP 120 East 17th Street New York, NY 10003	Holder of over five percent	4,775,000 (4)	50.0%
Bonanza Master Fund Ltd. 300 Crescent Ct Ste. 250 Dallas, TX 75201	Holder of over five percent	2,590,334 (5)	36.9%
Vision Opportunity Master Fund Ltd. 20 West 55th Street New York, NY 10019	Holder of over five percent	488,500 (6)	9.9%
Dwight Morgan	Chairman of the Board; Chief Executive Officer; President	187,077 (7)	3.8%
George Aaron	Director, Executive Vice President –Int’l Business Development	487,096 (8)	9.7%
Jonathan Joels	Director; Chief Financial Officer; Vice President; Treasurer; Secretary	481,810 (9)	9.6%
Kenneth C. Leung	Director	14,750(10)	**
Roger W. Miller	Director	44,640(11)	**
All executive officers and Directors as a group (5 persons)		1,215,373(12)	22.1%
*	Address of all holders except those listed with a specific address above is, One University Plaza, Suite 400, Hackensack, New Jersey 07601.
**	Less than one percent (1%)

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(1)
Includes voting and investment power, except where otherwise noted.  The number of shares beneficially owned includes shares each beneficial owner and the group has the right to acquire within 60 days of July 31, 2008, pursuant to stock options, warrants and convertible securities, but without calculating the number of shares of common stock other beneficial owners then have the right to acquire.

(2)
Consists of (A)(i)1,034,482 shares direct, (ii)3,604,735 shares underlying warrants presently exercisable, (iii) 1,174,611 shares underlying Series D Convertible Preferred Stock, (iv) 2,343,750 shares underlying Series E Convertible Preferred Stock and (v) 1,375,000 shares underlying Series F Convertible Preferred Stock held by Special Situations Private Equity Fund, L.P., (B)(i) 317,037 shares direct, (ii) 1,105,086 shares underlying warrants presently exercisable, (iii) 360,212 shares underlying Series D Convertible Preferred Stock,(iv) 718,750 shares underlying Series E Convertible Preferred Stock and (v) 421,600 shares underlying Series F Convertible Preferred Stock held by Special Situations Fund III, QP, L.P., and (C)(i) 27,790 shares direct, (ii) 96,517 shares underlying warrants presently exercisable, (iii) 31,306 shares underlying Series D Convertible Preferred Stock, (iv) 62,500 shares underlying Series E Convertible Preferred Stock and (v) 36,800 shares underlying Series F Convertible Preferred Stock held by Special Situations Fund III, L.P.   MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P.  AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Private Equity Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(3)
Consists of (i) 4,710,000 shares underlying Series F Convertible Preferred stock and (ii) 1,884,000 shares underlying warrants presently exercisable terminating on December 5, 2012.  Jeffrey Jay has investment power and voting power of these securities.

(4)
Consists of (i) 2,250,000 shares underlying Series E Convertible Preferred Stock, (ii) 1,000,000 shares underlying Series F Convertible Preferred Stock  and (iii) 1,525,000 shares underlying warrants presently exercisable terminating on February 29, 2012 and December 5, 2012. Peter Salas has investment power and voting power of these securities,

(5)
Consists of (i) 350,240 shares direct, (ii) 1,792,330 shares underlying Series D Convertible Preferred Stock and (ii) 447,764 shares underlying warrants presently exercisable terminating on February 16, 2011.     Bernay Box has investment power and voting power of these securities.

(6)
Includes (i) 375,000 shares direct, (ii)113,500 shares underlying Series E Convertible Preferred Stock. Excludes (i) 261,500 shares underlying Series E Convertible Preferred Stock and (ii) 375,000 shares underlying warrants. Pursuant to a Letter Agreement, dated February 27, 2007, between us and Vision Opportunity Master Fund, Ltd. (“Vision”), Vision covenanted not to convert its Series E Convertible Preferred Stock or exercise its warrants if such conversion or exercise would cause its beneficial ownership to exceed 9.99%, which provision Vision may waive, upon not less than 61 days prior notice to us, as reported in its Schedule 13G filed on March 12, 2007.  Adam Berkowitz has investment power and voting power of these securities.

(7)	Includes 187,077 shares underlying options presently exercisable and excludes 202,923 shares underlying options which are currently not exercisable.

(8)
Includes (i) 353 shares in retirement accounts, (ii) 8,199 shares underlying warrants presently exercisable, (iii) 5 shares jointly owned with his wife and (iv) 247,085 shares underlying options presently exercisable, and excludes 222,915 shares underlying options which are currently not exercisable.

(9)
Includes (i) 48,000 shares as trustee for his children, (ii) 8,116 shares underlying warrants presently exercisable, (iii) 247,085 shares underlying options presently exercisable, (iv) 17,241 shares in a retirement account, and excludes 222,915 shares underlying options which are currently not exercisable.

(10)	Includes 8,750 shares underlying options presently exercisable and excludes 11,250 shares underlying options which are currently not exercisable.

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(11)	Includes 7,916 shares underlying options presently exercisable and excludes 12,084 shares underlying options which are currently not exercisable.

(12)	Includes (i) 16,315 shares underlying warrants and (ii) 697,913 shares underlying options presently exercisable, and excludes 672,087 shares underlying options which are currently not exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 30, 2007, we borrowed the principal amount of $100,000 from Special Situations Private Equity Fund L.P, which is a principal stockholder, through the issuance of a 10% promissory note.  This note plus interest of approximately $806 was repaid on the closing of the 2007 placement, which occurred during the month of March 2007.

We believe that the above referenced transaction was made on terms no less favorable to us than could have been obtained from an unaffiliated third party.  Furthermore, any future transactions or loans between us and our officers, directors, principal stockholders or affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party, and will be approved by a majority of disinterested directors.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 50,000,000 shares of common stock, $0.01 par value, of which 4,776,902 shares were issued and outstanding as of July 31, 2008.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders.  There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock and other voting shares voted for the election of directors can elect all of the directors.

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock, subject to the right of holders of outstanding preferred stock.  No dividends have ever been declared by the Board of Directors on the common stock.  See “Dividend Policy.”  Holders of our common stock have no preemptive rights.  There are no conversion rights or redemption or sinking fund provisions with respect to our common stock.  All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefore, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock, par value $.01 per share, of which 172,933 shares of Series D Preferred Stock, 9,200 shares of Series E Preferred Stock and 78,334 shares of Series F Preferred Stock were outstanding at July 31, 2008.

On February 16, 2006, we filed a Certificate of Designations authorizing the Series D Convertible Preferred Stock, consisting of 250,000 shares at a stated value of $12.40 per share, of which 172,933 shares were outstanding as of July 31, 2008.  Pursuant to the 2006 preferred stock placement, we issued 241,933 shares of the Series D Preferred Stock, each share was initially convertible into ten shares of common stock, subject to anti-dilution provisions.  By reason of these anti-dilution provisions, after the 2007 placements, each outstanding share of Series D Preferred Stock is convertible into 19.42 shares of common stock, or an aggregate of 3,358,459 shares of common stock.  These shares are subject to a mandatory conversion commencing after the effective date of a registration statement covering the underlying common stock if the average closing bid price of the common stock for 15 days in any 20 consecutive trading days (including the last five trading days) exceeds $2.68 per share and if the average daily trading volume during such period exceeds 30,000 shares (subject to adjustment).  The holders of the Series D Preferred Stock are entitled to an annual cumulative dividend of $0.67 per share, payable semi-annually, commencing October 1, 2007. The Series D Preferred Stock votes on an as-converted basis with the common stock, and has a separate vote with respect to matters directly affecting this Series.  Neither we nor the holders of the Series D Preferred Stock have the right to cause the redemption thereof.

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16.
Includes (i) 15,000 shares issuable upon exercise of  Agent’s Warrants and (ii) 27,500 shares underlying 2005 Agent’s Warrants.  Does not include 113,000 shares underlying warrants and 6,917 shares held directly beneficially owned by Mrs. Sucoff’s husband in which shares she disclaims beneficial ownership.

17.
Consists of (i) 375,000 shares outstanding (ii) 375,000 shares underlying Series E Preferred Stock and (iii) 375,000 shares issuable upon exercise of warrants at an exercise price of $.50 per share.  Adam Benowitz has investment power and voting power of these shares.

The following table sets forth for each of the significant selling stockholders in the Series F Placement: (i) the number of shares of preferred stock it purchased in each preferred stock placement, (ii) the dollar amount of its investments, (iii) the number of shares of common stock currently underlying each of its purchases of preferred stock and (iv) the percentage of outstanding shares of common stock held by each significant selling stockholder after each placement, assuming for each holder conversion just by such holder of the preferred shares it had purchased in that placement.  Their warrant ownership is not included.  Outstanding common shares just prior to each of the placements were as follows:  prior to the Series C placement 20,446,562 (or 1,022,328 giving effect to the 1:20 stock split on April 5, 2005), 3,321,673 common shares outstanding prior to the Series D placement, 3,791,673 common shares outstanding prior to the Series E placement and 3,849,662 common shares outstanding prior to the Series F placement.

Significant Selling Stockholders	Series C1	Series D	Series E	Series F
Dolphin Offshore Partners LP	–	–	(i) 3,600 shs. (ii) $900,000 (iii) 2,250,000 shs. (iv) 37.2%	(i) 10,000 shs. (ii) $600,000 (iii) 1,000,000 shs. (iv) 20.6%
Special Situations Fund III LP	(i) 10,000 shs. (ii) $1,000,000 (iii) 344,827 shs. (iv) 25.2%	(i) 1,612 shs. (ii) $20,000 (iii) 31,306 shs. (iv) 0.9%	(i) 100 shs. (ii) $25,000 (iii) 62,500 shs. (iv) 1.6%	(i) 368 shs. (ii) $22,080 (iii) 36,800 shs. (iv) 1.0%
Special Situations Fund III QP, LP	–	(i) 18,548 shs. (ii) $230,000 (iii) 360,212 shs. (iv) 9.8%	(i) 1,150 shs. (ii) $287,500 (iii) 718,750 shs. (iv) 15.9%	(i) 4,216 shs. (ii) $252,960 (iii) 421,600 shs. (iv) 9.9%
Special Situations Private Equity Fund LP	(i) 30,000 shs. (ii) $3,000,000 (iii) 1,034,482 shs. (iv) 50.3%	(i) 60,483 shs. (ii) $750,000 (iii) 1,174,611 shs (iv) 26.1%	(i) 3,750 shs. (ii) $937,500 (iii) 2,343,750 shs. (iv) 38.2%	(i) 13,750 shs. (ii) $825,000 (iii) 1,375,000 shs. (iv) 26.3%
Total placement	(i) 66,681 shs. (ii) $6,668,100 (iii) 2,299,345 shs. (iv) 69.2%	(i) 241,933 shs.[2] (ii) $3,000,000 (iii) 4,255,699 shs. (iv) 56.2%	(i) 10,000 shs. (ii) $2,500,000 (iii) 6,250,000 shs. (iv) 62.2%	(i) 78,334 shs. (ii) $4,700,040 (iii) 7,833,400 shs. (iv) 67.0%

1  On April 5, 2005, all of the Series C Preferred Stock was mandatorily converted into common stock.
2  As of July 31, 2008, 172,933 shares of Series D Preferred Stock were outstanding, and convertible into 3,358,459  shares of common stock.

As part of each of the four preferred stock placements we entered into registration rights agreements to register for each investor the shares of our common stock it would receive upon the conversion of the preferred stock and the exercise of the warrants it purchased in the placements.  Pursuant to those agreements, we have filed registration statements which are effective as to 2,646,121 common shares related to the Series C Preferred placement and 3,176,281 common shares related to the Series D Preferred placement, which includes shares, as applicable, on behalf of the above selling stockholders, and have a registration statement which is pending as to 11,366,760 common shares related to the Series F Preferred placement, which includes shares, as applicable, on behalf of the above selling stockholders.  None of the above selling stockholders has sold any common shares from those registration statements.

The following table shows the initial and current conversion price prices and exercise prices of the preferred stock and warrants we issued in the Series C, Series D, Series E and Series F Preferred placements, the current number of common shares underlying the preferred shares and warrants for each placement, as well as the market prices of our common stock as of the closing or pricing date of these placements and as of a current date.

40

	Series C	Series D	Series E	Series F
Initial conversion price	$0.145	$1.24	$0.40	$0.60
Initial warrant exercise price	$0.145-0.28	$1.50 – 2.00	$0.50	$0.80
Market price at closing	$0.18	$1.60	$0.60	$0.75
Current conversion price	–[1]	$0.64[2]	$0.40	$0.60
Common shares underlying preferred stock	–	3,785,699	6,250,000	7,833,400
Current warrant exercise price	$0.93 – 1.25[3]	$0.90 – 1.40[4]	$0.50	$0.80
Common shares underlying warrants	2,572,402	671,645	3,125,000	3,133,360
Market price – August 25, 2008	$0.26	$0.26	$0.26	$0.26

1 On April 5, 2005, all of the Series C Preferred Stock was mandatorily converted into common stock at a conversion price of $0.145 per share.

2 The underlying common shares and conversion price were adjusted by reason of price anti-dilution provisions applied upon certain subsequent stock issues.

3 The Series C warrants are in two series – 2,086,510 designated as Series A exercisable at $1.25 per share and 485,892 designated as Series B exercisable at $0.93 per share.  The warrant shares and exercise prices were adjusted by reason of price anti-dilution provisions applied upon certain subsequent stock issuances and a 1-for-20 reverse stock split.

4 The Series D warrants are in two series - 223,881 designated as Series A exercisable at $0.90 per share and 447,764 designated as Series B exercisable at $1.40 per share.  The exercise prices were adjusted by reason of a one-time milestone price adjustment.

The Series D Preferred, the Series E Preferred and the Series F Preferred each provides for a cumulative dividend, see “Dividend Policy.”  The following table shows the annual dividend rate and the accrued dividends as of June 30, 2008 on the three classes of preferred stock held the significant selling stockholders by group.

	Series D	Series E	Series F
Per share rate	$ 0.67	$ 13.50	$ 3.24

Annual dividend 1/
Special Situations Funds	$ 54,031	$ 67,500	$ 48,544
Biomedical Funds	--	--	$ 124,709
Dolphin	--	$ 48,600	$ 26,477

Accrued dividend – 6/30/08
Special Situation Funds	$ 40,523	$ 50,625	$ 33,693
Biomedical Funds	--	--	$ 86,558
Dolphin	--	$ 36,450	$ 18,377

1/   For fiscal year ending September 30, 2008, assuming no conversions of their preferred stock during such fiscal  year.

Equity Source Partners LLC was retained by us to act as the placement agent for the Series E Placement.  As part of its compensation in this Placement, we granted warrants to Equity.  Equity has transferred its warrants to certain designees consisting of employees and family members.  These warrants were issued to Equity in the ordinary course of business. At the time of receiving the warrants, neither Equity nor any of its designees had agreements or understandings, directly or indirectly, with any person to distribute the warrants or the underlying shares.  Equity is a registered broker-dealer, and the assignees of its placement agent warrants may be deemed “affiliates” of Equity.  None of the other selling stockholders is a registered broker-dealer or an “affiliate of a registered broker-dealer.

41

CAPRIUS, INC. AND SUBSIDIARIES

I N D E X

F-1

Fiscal year ended September 30, 2006
Net loss attributable to common stockholders as reported	$(4,713,102)
Deduct: Stock-based employee compensation determined under fair value method for all awards, net of related tax effects	(91,668)
Pro forma net loss attributable to common stockholders	$(4,804,770)
Net Loss per share:
Basic and diluted loss attributable to common stockholders - as reported	$(1.42)
Basic and diluted loss attributable to common stockholders - pro forma	$(1.45)

 [20]  Concentration of Credit Risk and Significant Customers

Statement of Financial Accounting Standards No. 105, “Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” requires disclosure of any significant off-balance-sheet and credit risk concentrations.  Although collateral is not required, the Company periodically reviews its accounts receivable and provides estimated reserves for potential credit losses.

Financial instruments which potentially expose the Company to concentration of credit risk are mainly comprised of trade accounts receivable.  Management believes its credit policies are prudent and reflect normal industry terms and business risk.  The Company does not anticipate non-performance by the counter parties and, accordingly, does not require collateral.  The Company maintains reserves for potential credit losses and historically such losses, in the aggregate, have not exceeded management’s expectations.  The Company purchases a substantial amount of its inventory products from one principal supplier.  If in the future the supplier were to cease to supply these inventory products, management believes there are alternative vendors available to meet its needs. For the year ended September 30, 2007, two customers accounted for 1,285,714 of the consolidated total revenue, which represented approximately 33% and 15% respectively of the total revenue. The customer with sales of 15% of the total revenue  for the year ended September 30, 2007 has an outstanding accounts receivable balance as of September 30, 2007 of approximately $322,000 or 39%.  For the year ended September 30, 2006, three customers accounted for $299,000, $233,000 and $165,000 of the consolidated total revenue, which represented approximately 56% of the total revenue.  The customer with sales of $165,000 for the year ended September 30, 2006 had an outstanding receivable balance as of September 30, 2006 of approximately $46,000 or 18%.

The Company maintains cash deposits with financial institutions, which from time to time may exceed Federally insured limits.  The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.  The Company has cash balances on deposit with a financial institution in excess of the Federally insured limits by a total of approximately $158,000 and $739,000 as of September 30, 2007 and 2006, respectively.

[21] Goodwill

At September 30, 2007 and 2006 as defined under SFAS No, 142, the Company has assessed the carrying value of goodwill.  Management estimates the fair value of the Company by multiplying the shares outstanding by the market price of the common stock on the last day of our fiscal year.  From this analysis, management determined that the fair value of the Company exceeded the carrying value by approximately $1.2 million, for Fiscal 2007 and therefore no impairment charge was taken.  Management used the same method to assess goodwill in Fiscal 2006 and recognized an impairment charge of $452,000.  Management arrived at the impairment charge of $452,000 based on a carrying value of $1,874,480 (excluding goodwill) and a fair market value of $2,159,087.  The Company has prepared the same analysis as of September 30, 2007, resulting in an excess of fair market value over carrying value (excluding goodwill).  The Company's fair value has decreased primarily as a result of recurring losses.

F-12

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
June 30, 2008
(Unaudited)

ASSETS

Current Assets:
Cash	$1,446,220
Accounts receivable, net of allowance for doubtful accounts of $76,180	877,779
Inventories	1,613,992
Other current assets	44,671
Total current assets	3,982,662

Property and Equipment:
Office furniture and equipment	311,644
Leasehold improvements	37,683
349,327
Less: accumulated depreciation	228,240
Property and equipment, net	121,087

Other Assets:
Goodwill	285,010
Other	18,486
Total other assets	303,496
Total Assets	$4,407,245

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$1,227,920
Advances from customers	18,279
Accrued expenses	100,302
Accrued compensation	348,690
Total current liabilities	1,695,191

Long-term Liabilities
Dividends Payable	333,323

Total Liabilities	2,028,514

Stockholders’ Equity:
Preferred stock, $.01 par value
Authorized - 1,000,000 shares
Issued and outstanding - Series A, none; Series B, none, Series C, none
Series D, stated value $12.40, convertible, 172,933 shares	1,729
Series E, stated value $250, convertible, 9,200 shares	92
Series F, stated value $60, convertible, 78,334 shares	783
Common stock, $.01 par value
Authorized - 50,000,000 shares, issued 4,778,027 shares and
outstanding 4,776,902 shares	47,780
Additional paid-in capital	86,986,368
Accumulated deficit	(84,655,771)
Treasury stock (1,125 common shares, at cost)	(2,250)
Total stockholders’ equity	2,378,731
Total Liabilities and Stockholders' Equity	$4,407,245

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the nine months ended
	June 30, 2008	June 30, 2007

Revenues:
Product sales	$2,584,165	$1,699,812
Consulting and royalty fees	-	123,965
Total revenues	2,584,165	1,823,777

Operating Expenses:
Cost of product sales	1,917,225	1,163,011
Research and development	219,637	207,142
Selling, general and administrative, includes stock-based
compensation of $ 72,828 and $104,214 for the three
months ended June 30, 2008 and 2007 and
$218,295 and $208,764 for the nine months ended
June 30, 2008 and 2007	3,984,369	3,009,442
Total operating expenses	6,121,231	4,379,595

Operating loss	(3,537,066)	(2,555,818)

Other income	-	500,000
Interest income, net	37,525	18,922
	-
Net loss	(3,499,541)	(2,036,896)

Dividend - Convertible Preferred Stock	(333,323)	-
Deemed Dividend - Series D Convertible Preferred Stock	-	(1,236,805)
Deemed Dividend - Series E Convertible Preferred Stock	-	(1,709,402)
Deemed Dividend - Series F Convertible Preferred Stock	(2,370,300)	-

Net loss attributable to common stockholders	$(6,203,164)	$(4,983,103)

Net loss per basic and diluted common share	$(1.44)	$(1.35)

Weighted average number of common shares outstanding,
basic and diluted	4,302,313	3,681,490

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

	Series D Convertible		Series E Convertible		Series F Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock				Treasury Stock
									Additional				Total
	Number		Number		Number		Number		Paid-in	Accumulated	Number		Stockholders'
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Deficit	of Shares	Amount	Equity

Balance, October 1, 2007	194,933	$1,949	10,000	$100	-	$-	3,850,787	$38,508	$82,366,799	$(80,822,907)	1,125	$(2,250)	$1,582,199

Issuance of Series F Preferred Stock net (See Note 5)					78,334	783			4,410,318				4,411,101

Deemed Dividend on Series F Preferred Stock									(2,370,300)				(2,370,300)
Deemed Dividend on Series F Preferred Stock									2,370,300				2,370,300

Conversion of Series D Preferred Stock to common shares	(22,000)	(220)					427,240	4,272	(4,052)				-

Conversion of Series E Preferred Stock to common shares			(800)	(8)			500,000	5,000	(4,992)				-

Dividend ($0.67 per Series D convertible preferred stock,
$13.50 per Series E convertible preferred stock and $3.24
per Series F convertible preferred stock)										$(333,323)			(333,323)

Stock-based Compensation									218,295				218,295

Net loss										(3,499,541)			(3,499,541)

Balance, June 30, 2008	172,933	$1,729	9,200	$92	78,334	$783	4,778,027	$47,780	$86,986,368	$(84,655,771)	1,125	$(2,250)	$2,378,731

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the nine months ended
	June 30, 2008	June 30, 2007
Cash Flows from Operating Activities:

Net loss	$(3,499,541)	$(2,036,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	49,611	92,965
Stock-based compensation	218,295	208,764
Provison for doubtful accounts	76,180	-
Changes in operating assets and liabilities:
Accounts receivable	(120,926)	(472,011)
Inventories	(702,748)	(226,354)
Other assets	32,007	-
Accounts payable	486,239	306,150
Advances from customers	(253,096)	-
Accrued expenses and compensation	159,552	74,721
Net cash used in operating activities	(3,554,427)	(2,052,661)

Cash Flows from Investing Activities:

Acquisition of property and equipment	(43,111)	(40,658)
Decrease/(Increase) in security deposit	(2,000)	4,284
Net cash used in investing activities	(45,111)	(36,374)

Cash Flows from Financing Activities:

Proceeds from short term promissory note	-	100,000
Repayment of short term promissory note	-	(100,000)
Net proceeds from issuance of Series E Preferred Stock		2,394,000
Net proceeds from issuance of Series F Preferred Stock	4,411,101	-

Net cash provided by financing activities	4,411,101	2,394,000

Net increase in cash and cash equivalents	811,563	304,965

Cash and cash equivalents, beginning of period	634,657	1,068,954

Cash and cash equivalents, end of period	$1,446,220	$1,373,919

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$-	$806
Cash paid for income taxes	$5,475	$5,338

Non Cash-Flow Items:

Conversion of 800 shares of Series E Preferred Stock to
common shares	$200,000	$-
Conversion of 22,000 shares of Series D Preferred Stock to
common shares	$272,800	$-
Conversion of 47,000 shares of Series D Preferred Stock to
common shares	$-	$582,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – THE COMPANY

Caprius, Inc. and subsidiaries (collectively the “Company”, “we”, “us” and “our”) is engaged in the infectious medical waste disposal business. In December 2002, the Company acquired a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”) which developed, markets and sells the SteriMed and SteriMed Junior compact systems that simultaneously shred and disinfect Regulated Medical Waste.  The SteriMed Systems are sold in both the domestic and international markets.

NOTE 2 – BASIS OF PRESENTATION AND MANAGEMENT PLANS

The condensed consolidated balance sheet of the Company as of June 30, 2008, the condensed consolidated statements of operations for the three month periods ended June 30, 2008 and 2007, and for the nine month periods ended June 30, 2008 and 2007,  the condensed consolidated statement of stockholders’ equity for the nine month period ended June 30, 2008 and the condensed consolidated statements of cash flows for the nine months ended June 30, 2008 and 2007, have been prepared by the Company without audit.  In the opinion of management, the information contained herein reflects all adjustments necessary to make the presentation of the Company’s condensed financial position, results of operations and cash flows not misleading.  All such adjustments are of a normal recurring nature.

The accompanying condensed consolidated financial statements do not contain all of the information and disclosures required by accounting principles generally accepted in the United States of America and should be read in conjunction with the consolidated financial statements and related notes included in the Company’s financial statement for the fiscal year ended September 30, 2007, and included elsewhere herein.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses. In addition, the Company is a defendant in an action seeking damages in excess of $400,000.  Although management believes the Company has a meritorious defense against such a lawsuit, an unfavorable outcome of such action would have a materially adverse impact on our business.  During the nine months ended June 30, 2008, the Company used cash flows from operating activities of approximately 3,550,000.  In order to fund the future cash requirements of the Company, the Company continues to pursue efforts to identify additional funds through various funding options, including bank facilities and equity offerings.  There can be no assurance that such funding initiatives will be successful and any equity placement could result in substantial dilution to current stockholders. The above factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 3 – SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Caprius, Inc. and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenues from the MCM medical waste business are recognized at the time when the SteriMed units are shipped to the customer. Occasionally, the Company may sell its product directly to equipment leasing companies.  The Company is not a lessor in these types of transactions since the leasing company has no right to return the equipment after the lease with a third party has ended, nor does the Company have any obligations to repurchase the equipment at the end of the lease. The leasing company is the end user as title and risk of ownership passes as products are shipped.  The Company is not a party to any leasing arrangements between the leasing company and its ultimate customer. Revenues for consulting and royalty fees are recognized as earned.  The Company recognizes revenue for extended warranty contracts over the period that the extended warranty covers. The length of these extended warranty contracts are anywhere from one to four years.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.  As of June 30, 2008, the Company has no instruments that would be classified as a cash equivalent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Loss Per Share

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”, which provides for the calculation of “basic” and “diluted” earnings (loss) per share.  Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur through the effect of common shares issuable upon the exercise of stock options and warrants and convertible securities. As of June 30, 2008 and 2007, potential issuable common shares amounted to 29,504,260 and 18,023,864 respectively, and have not been included in the computation of diluted loss per share since the effect would be anti-dilutive. The potential common shares issuable as of June 30, 2008 and 2007 are outlined below:

	June 30, 2008	June 30, 2007
Options Outstanding	2,023,175	1,847,550
Warrants Outstanding	10,539,226	6,498,039
Series B Preferred Stock	-	57,989
Series D Preferred Stock	3,358,459	3,370,286
Series E Preferred Stock	5,750,000	6,250,000
Series F Preferred Stock	7,833,400	-
Total	29,504,260	18,023,864

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Recent Accounting Pronouncements

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material impact on its condensed consolidated financial position, results of operations or cash flows.

On February 15, 2007, the FASB issued SFAS No. 159, entitled ‘‘The Fair Value Option for Financial Assets and Financial Liabilities,’’ (“SFAS 159”).  The guidance in SFAS 159 ‘‘allows’’ reporting entities to ‘‘choose’’ to measure many financial instruments and certain other items at fair value. The objective underlying the development of this literature is to improve financial reporting by providing reporting entities with the opportunity to reduce volatility in reported earnings that results from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133, as amended, entitled ‘‘Accounting for Derivative Instruments and Hedging Activities.’’  The provisions of SFAS No. 159 are applicable to all reporting entities and are effective as of the beginning of the first fiscal year that begins subsequent to November 15, 2007.  The Company does not expect that this pronouncement will have a significant impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

NOTE 4 – EQUITY FINANCING

On December 6, 2007, the Company closed on a $4.7 million preferred stock equity financing before financing related fees and expenses of approximately $289,000.  As part of this financing transaction, the Company issued 78,334 shares of Series F convertible preferred stock at $60 a share.  Each share of the Series F preferred stock is convertible into 100 shares of common stock, subject to anti-dilution provisions, or an aggregate of 7,833,400 shares of common stock. Pursuant to the Preferred Stock Agreement, the Company also entered into a Registration Rights agreement whereas it is obligated to file a Registration Statement with the SEC registering the underlying securities of common stock. The Company also issued warrants to purchase an aggregate of 3,133,360 shares of common stock at an exercise price of $0.80 per share for a period of five years. The fair value of such warrants granted amounted to approximately $970,000 utilizing the Black-Scholes valuation model.  The Company has determined that the preferred stock was issued with an effective beneficial conversion feature of approximately $2,370,000 based upon the relative fair values of the preferred stock and warrants using the Black Scholes valuation model.  As such, this beneficial conversion feature is recorded as a deemed preferred stock dividend. The maximum amount of additional beneficial conversion feature that could be recognized in the future if the re-pricing adjustment clause indicated below is triggered is approximately $1,526,000. The Company has also issued warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $0.85 per share for a period of five years as part of the placement fee, to a placement agent and its designees. Using the Black Scholes valuation model the Company has determined that the fair value of these warrants is $0.29 per share which equates to a fair value of approximately $117,000.  The following assumptions were used in the calculation of the model: common stock based on a closing market price of $0.85 per share, exercise price of $0.80 per share, zero dividends, volatility of 59.15%, risk free interest rate of 3.35% and expected life of 2.5 years. The fair valuation of these warrants has been included in the Company’s additional paid-in-capital and has no impact on its statement of operations.

The Series F preferred stock placement contains a re-pricing adjustment clause, whereby if the Company, at any time while the Preferred Stock is outstanding, sells or grants any option to purchase or sell or grants any right to re-price its securities, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (“Dilutive Issuance”), such issuance shall be deemed to have occurred for less than the Conversion Price of the previously issued and outstanding Preferred Stock.  The Conversion Price of the previously issued and outstanding Preferred Stock shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock and Common Stock Equivalents which the aggregate consideration received or receivable by the Company in connection with such Dilutive Issuance would purchase at the then effective Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock and Common Stock Equivalents so issued or issuable in connection with the Dilutive Issuance.

 Pursuant to the 2006 preferred stock placement, the Company issued 241,933 shares of Series D preferred stock, whereby each share was initially convertible into ten shares of common stock, subject to anti-dilution provisions.  By reason of these anti-dilution provisions, after the Series F preferred stock placement, each non-converted share of Series D preferred stock of which there are 194,933, is convertible into 19.42 shares of common stock or an aggregate of 3,785,699 shares of common stock. Accordingly, upon the conversion of the remaining 194,933 shares of Series D preferred stock, the Company will issue an additional 1,836,369 shares of common stock.  As of June 30, 2008 there are 172,933 shares of Series D preferred stock outstanding, which is convertible into 3,358,459 shares of common stock.

Pursuant to the anti-dilution provisions of the 2005 Series C Preferred Stock placement, the Company has issued an additional 1,620,998 Series A warrants and 330,722 Series B warrants.  The original exercise price at the time of the placement for the Series A warrants was $5.80 and for the Series B warrants was $2.90.  In accordance with these provisions, the exercise price of both the newly issued and originally issued warrants is now $1.25 and $0.93 for the Series A and Series B warrants respectively.  The adjustment of the conversion price was determined as per the following calculation: Adjusted conversion Price is equal to (A x B)+D divided by A+C, where “A” equals the number of shares of Common Stock outstanding, including additional shares of common stock deemed to be issued hereunder; “B” equals the Warrant Price in effect immediately preceding such issuance, “C” equals the number of Additional Shares of Common Stock issued or deemed issued hereunder as a result of the issuance and “D equals the aggregate consideration, if any received or deemed to be received by the Company. Upon any adjustment to the Warrant Price pursuant to the above, the number of warrant shares purchasable hereunder shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the Warrant Price in effect immediately prior to such adjustment and the denominator of which shall be the warrant price in effect immediately thereafter.

The warrants associated with the both the Series E and Series F Preferred Stock Placements contain the same anti-dilution provision of those associated with the Series C Preferred Stock Placement as indicated above.  To date there have been no adjustments to either the Series E or Series F placement warrants.

As previously stated, the Company is obligated to file a registration statement with the SEC registering the underlying securities of the Series E preferred stock.  The Registration Rights Agreement contains certain allowable delays before liquidating damages start to accrue.  As of June 30, 2008, such liquidating damages have not been triggered.

During the six months ended March 31, 2007, in calculating the deemed dividend on the Series E Preferred shares and related warrants, the Company erroneously overstated the deemed dividend by approximately $638,000 in its condensed consolidated financial statements.  Due to certain anti-dilution provisions, triggered by the issuance of the Series E Preferred Stock, the Company was also required to recalculate the deemed dividend on the outstanding Series D preferred shares.  This additional deemed dividend was erroneously understated by approximately $1,237,000 on the Company’s condensed consolidated financial statements for the six months ended March 31, 2007.  The net effect of these erroneous computations resulted in a net understatement of deemed dividend related to the preferred shares of approximately $599,000 or ($0.17 per share). These differences have been corrected prospectively by properly restating the previously reported nine months ended June 30, 2007 in the Company’s condensed consolidated financial statements for the nine months ended June 30, 2008.  As these accounting errors are not considered material, the Company will not be restating the previously issued audited financial statements for the fiscal year ended September 30, 2007.

The Company has determined that the Series F Preferred Stock was issued with an effective beneficial conversion feature of approximately $2,370,000 based upon the relative fair values of the preferred stock and warrants using the Black Scholes valuation model.  As such, this beneficial conversion feature is recorded as a deemed preferred stock dividend. The maximum amount of additional beneficial conversion feature that could be recognized in the future if the re-pricing adjustment clause is triggered is approximately $1,526,000.

NOTE 5 – STOCKHOLDER’S EQUITY

Stock Options

On March 4, 2008, the Company’s Board of Directors granted options to two employees and one consultant for the purchase of 60,000, 20,000 and 40,000 shares of its common stock. The options granted to the employees have a term of 10 years, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $0.50 per share.  The fair value of these options of $0.24 was estimated as of the issue date using a Black-Scholes pricing model with the following assumptions: common stock based on a closing market price of $0.50 per share, exercise price of $0.50 per share, zero dividends, and expected volatility of 59%, risk free interest rate of 2.73% and expected life of 4 years. The Company recorded $218,295 and $208,764 of stock option compensation for the nine months ended June 30, 2008 and 2007, respectively which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. As of June 30, 2008, the fair value of the unvested stock options amounted to $560,269 which is expected to be recognized over a weighted average period of approximately 2.11 years.

Transactions under the stock option plan during the nine month period ended June 30, 2008 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at October 1, 2007	1,847,550	$0.86
Granted	210,000	$0.61
Forfeited / Expired	(34,375)	$0.80

Outstanding at June 30, 2008	2,023,175	$0.84

The following table summarizes information concerning currently outstanding and exercisable stock options:

	Outstanding Options				Exercisable Options
		Weighted-
	Number	Average	Weighted-	Intrinsic	Number	Weighted-	Intrinsic
Range of	Outstanding at	Remaining	Average	Value	Exercisable at	Average	Value
Exercise	June 30,	Contractual	Exercise		June 30,	Exercise
Prices	2008	Life (years)	Price		2008	Price

$0.50 - 0.80	1,455,625	8.13	$0.61	$ 0	611,631	$0.61	$ 0
1.10	458,000	7.58	1.10	0	276,769	1.10	0
1.75	30,000	3.08	1.75	0	30,000	1.75	0
3.00 - 5.00	79,550	3.22	3.24	0	79,550	3.24	0

$0.50 - $5.00	2,023,175	7.74	$0.84	$ 0	997,950	$0.99	$ 0

The intrinsic value is calculated as the difference between the market value of the Company’s common stock at June 30, 2008, which was $0.30 per share and the exercise price of the options.

Warrants

On June 6, 2008, the Company issued to an investor relations firm, warrants to purchase an aggregate of 100,000 shares of common stock at an exercise price of $0.50 per share for a period of five years. These warrants will vest immediately at any point during the initial six month period, when certain benchmarks are achieved.  If at the end of the initial six month period, said benchmarks are not achieved then these warrants will be cancelled. Using the Black Scholes valuation model with the following assumptions: common stock based on a closing market price of $0.33 per share, exercise price of $0.50 per share, zero dividends, expected volatility of 77.17%, risk free interest rate of 3.20% and an expected life of 5 years, the Company has determined that the fair value of these warrants is $0.185 per share which equates to a fair value of approximately $18,500.   As of June 30, 2008, no compensation charge has been recorded since they have not vested yet because of the existing contingency.

As part of the December 2007 preferred stock equity financing, the Company issued warrants to purchase an aggregate of 3,133,360 shares of common stock at an exercise price of $0.80 per share for a period of five years. The fair value of such warrants granted amounted to approximately $970,000 utilizing the Black-Scholes valuation model. The Company has also issued warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $0.85 per share for a period of five years as part of the placement fee, to a placement agent. Using the Black Scholes valuation model the Company has determined that the fair value of these warrants is $0.29 per share which equates to a fair value of approximately $117,000.  All warrants associated with this transaction are for a period of five years, and expire in December 2012.

Pursuant to the anti-dilution provisions of the 2005 Series C Preferred Stock placement, after the close of the Series F placement, the Company has issued an additional 518,439 Series A warrants and 79,522 Series B warrants.  In accordance with these provisions, the exercise price of both the newly issued and previously issued warrants was modified to $1.25 and $0.93 for the Series A and Series B respectively. There was no accounting effect of this transaction to the financial statements.

Warrants issued are as follows:

	Number of Warrants	Warrants Exercise Price Per Share	Weighted Average Exercise Price Per Share

Balance October 1, 2007	6,307,905	$0.50 - $5.60	$1.07
Granted	4,231,321	$0.50 - $1.25	$0.86
Balance, June 30, 2008	10,539,226	$0.50 - $5.60	$0.92

Preferred Stock

On January 16, 2008, a holder of Series D Preferred Stock converted 22,000 such shares into 427,240 shares of Common Stock.  On March 17, 2008, a holder of Series E Preferred Stock converted 200 such shares into 125,000 shares of Common Stock.  On March 19, 2008 a holder of Series E Preferred Stock converted 600 such shares into 375,000 shares of Common Stock.  These conversions were exempt from the registration provisions of the Securities Act of 1933, as amended by reason of Section 3 (a) (9) thereof.

The Company have never declared dividends or paid cash dividends on the Company’s common stock.  The Series D Preferred Stock provides for a cumulative dividend of $0.67 per share commencing October 1, 2007, the Series E Preferred Stock provides for a cumulative dividend of $13.50 per share commencing October 1, 2007, and the Series F Preferred Stock provides for a cumulative dividend of $3.24 per share commencing December 6, 2007. The dividends are payable pari passu on the series of preferred stock.  At June 30, 2008, the accrued dividends aggregated $333,300.

NOTE 6 – ECONOMIC DEPENDENCY

For the nine months ended June 30, 2008, product sales from two customers were approximately $1,164,000 and $324,000 respectively which represented approximately 45% and 12.5% of the total revenue.   At June 30, 2008, accounts receivable for these two customers was $0 and $280,000, respectively.

For the nine months ended June 30, 2007, product sales from two customers was approximately $706,000 and $339,000 which represented approximately 38.7% and 18.6% of the total revenue.

NOTE  7 – INCOME TAXES

Effective October 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, it must be more likely than not that a tax position will be sustained upon examination by taxing authorities. Differences between tax positions taken and or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits”. A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying provisions of FIN 48.

In accordance with FIN 48, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified within “Interest income, net” in the consolidated statements of operations. Penalties would be recognized as a component of “Selling, general and administrative expenses”. No interest and penalties were recorded during the nine months ended June 30, 2008.

The Company files income tax returns in the United States (federal) and in various states and local jurisdictions. In most instances, the Company is no longer subject to federal, state and local income tax examination by tax authorities for the years prior to 2003.

The adoption of the provision of FIN 48 did not have a material impact on the Company’s consolidated financial position and results of operations. As of June 30, 2008, no liability for unrecognized tax benefits was required to be recorded.

The Company’s utilization of the NOL carryforwards is subject to an annual limitation due to ownership changes that have occurred previously or that could occur in the future as provided in Section 382 of the Internal Revenue Code of 1986, as well as similar state and foreign provisions.  In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public group in the stock of a corporation by more than fifty percentage points over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock and various convertible instruments which combined with the purchasing shareholders’ subsequent disposition of these shares, has resulted in an ownership change, as defined by Section 382, and also could result in an ownership change in the future upon subsequent disposition.

This annual limitation is determined by first multiplying the value of the Company’s stock at the time of ownership change by the applicable long-term tax exempt rate, and could then be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization.  Upon adoption of FIN 48, the Company estimated that a substantial majority of the NOL’s are subject to limitations due to the change in ownership provisions under Section 382 of the Internal Revenue Code.  After giving effect to such changes, the Company estimates that its NOLS available to offset future taxable income, if any, amount to approximately $5.9 million.  The Company reduced the carrying amount of its net deferred tax asset and related valuation allowance from approximately $14.9 million to $2.2 million for the tax effect of reducing its NOLS from approximately $43.3 million to $5.9 million.

A full valuation allowance is being maintained resulting in a net deferred tax asset of zero until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance net of appropriate reserves. Should the Company become profitable in future periods with supportable trends, the valuation allowance will be reduced accordingly.

NOTE  8 – COMMITMENTS AND CONTINGENCIES

Effective January 1, 2006, the Company entered into a new lease for its corporate offices in Hackensack, New Jersey expiring on September 30, 2011.  Under the terms of this agreement, the Company leases 4,177 square feet at a base monthly rental of approximately $7,500 plus certain escalation charges as defined, under the lease.

Future minimum rental payments under the above operating lease are as follows:

For the Year Ending September 30,	Amount

Three months ending September 30, 2008	23,495
2009	96,071
2010	98,160
2011	100,248
$317,974

In Israel, the Company leases 2,300 square feet of industrial space at a monthly rent of approximately $1,000 and such lease expires on March 31, 2009. This lease agreement is renewable annually thereafter. In addition, the Company has leased approximately 2,000 square feet of warehouse space in Brighton, MI commencing February 1, 2008 through January 31, 2009 at a monthly rent of $2,000.

NOTE 9– LITIGATION

In May 2006, Andre Sassoon and Andre Sassoon International, Inc. (the “Plaintiffs”), filed a complaint against Caprius Inc., MCM Environmental Technologies, and George Aaron, (collectively, the “Company Defendants”) in the Supreme Court of the State of New York, New York County, claiming that the Defendants had breached an agreement entered into as part of the December 2002 MCM acquisition to pay $400,000 as settlement of a note previously issued by MCM.  The complaint also names all persons who were stockholders of MCM at the time of Caprius’ original investment in MCM in December 2002.  In June 2006, the Plaintiffs filed an amended complaint to include additional counts, alleging certain misrepresentations by the Company Defendants related to the agreement with the Plaintiffs.  The Plaintiffs are seeking damages in excess of $400,000 or the stock interest of the MCM stockholders at the time of Caprius’ acquisition.  Discovery has been undertaken, and the final depositions are to be scheduled for September 2008.  Based upon the Company’s review of the amended complaint, the Company continues to believe the Plaintiffs’ claims have no merit, and the Company Defendants will continue to defend this action.  Accordingly, the Company has not recorded any accrual for this litigation as of June 30, 2008, since the Company is unable to reasonably estimate the possible loss.